UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica

QUARTERLY INFORMATION

As of September 30, 2025

Telefônica Brasil S.A.

Individual parent company and consolidated

interim financial statements at

September 30, 2025
and report on review

Report on review of individual parent
company and consolidated interim
financial statements

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying interim balance sheet of Telefônica Brasil S.A. ("Company") as at September 30, 2025 and the related statements of income, other comprehensive income, for the three-month and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim balance sheet of Telefônica Brasil S.A. and its subsidiaries ("Consolidated") as at September 30, 2025 and the related consolidated statements of income other comprehensive income for the three-month and nine-month periods then ended, and the consolidated statements of changes in equity and cash flows for the nine-month period then ended, and notes, comprising material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these individual parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21 - "Interim Financial Reporting", of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of the

Telefônica Brasil S.A. and of the Telefônica Brasil S.A. and its subsidiaries as at September 30, 2025, and the individual parent company financial performance for the three-month and nine-month periods then ended and its cash flows for the nine-month period then ended, as well as the consolidated financial performance for the three-month and nine-month periods then ended and the consolidated cash flows for the nine-month period then ended, in accordance with CPC 21 and IAS 34.

Other matters - Statements of value added

The interim financial statements referred to above include the individual parent company and consolidated statements of value added for the nine-month period ended September 30, 2025. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the individual parent company and consolidated interim financial statements taken as a whole.

São Paulo, October 30, 2025

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Ricardo Novaes de Queiroz

Contador CRC 1DF012332/O-2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
QUARTERLY INFORMATION

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On September 30, 2025 and December 31, 2024
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS

		Company		Consolidated
ASSETS	Note	09.30.2025	12.31.2024	09.30.2025	12.31.2024

Current assets		22,638,406	21,420,246	24,248,764	22,814,327
Cash and cash equivalents	3	6,376,416	6,266,376	6,796,561	6,691,098
Trade accounts receivable	5	9,551,376	8,988,019	10,045,839	9,471,592
Inventories	6	1,195,138	1,046,582	1,256,004	1,097,238
Prepaid expenses	7	2,034,682	1,526,404	2,614,163	1,868,954
Income and social contribution taxes recoverable	8.a	484,580	839,827	507,695	852,694
Taxes, charges and contributions recoverable	9	2,367,002	2,223,467	2,433,742	2,306,093
Judicial deposits and garnishments	10	105,737	150,160	107,140	150,993
Dividends and interest on equity	18.a	25,775	1,975	—	—
Derivative financial instruments	31.a	9,391	15,524	9,475	15,524
Other assets	11	488,309	361,912	478,145	360,141

Non-current assets		99,440,298	101,989,145	99,650,655	102,126,346
Long-term assets		6,228,100	6,018,876	6,766,130	6,485,934
Financial investments	4	33,081	42,408	33,455	42,619
Trade accounts receivable	5	99,826	335,066	142,333	370,149
Prepaid expenses	7	2,319,736	2,086,460	2,381,501	2,085,201
Deferred taxes	8.c	—	—	134,722	158,215
Taxes, charges and contributions recoverable	9	610,418	606,345	610,763	606,345
Judicial deposits and garnishments	10	2,652,791	2,653,562	2,858,352	2,852,730
Derivative financial instruments	31.a	6,147	—	6,147	1,840
Other assets	11	506,101	295,035	598,857	368,835
Investments	12.b	1,430,579	1,320,447	633,040	566,384
Property, plant and equipment	13.a	44,715,943	46,796,018	44,728,474	46,812,381
Intangible assets	14.a	47,065,676	47,853,804	47,523,011	48,261,647

TOTAL ASSETS		122,078,704	123,409,391	123,899,419	124,940,673

Explanatory notes are an integral part of the quarterly information

1

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On September 30, 2025 and December 31, 2024
(In thousands of Reais)

		Company		Consolidated
LIABILITIES AND EQUITY	Note	09.30.2025	12.31.2024	09.30.2025	12.31.2024

Current liabilities		22,871,638	23,429,881	23,879,394	24,257,939
Personnel, social charges and benefits	15	1,247,048	1,147,385	1,362,205	1,238,452
Trade accounts payable	16	9,325,734	8,933,045	9,531,745	9,230,624
Income and social contribution taxes payable	8.b	88,242	1,142	94,071	9,898
Taxes, charges and contributions payable	17	1,456,278	1,520,447	1,503,214	1,585,936
Dividends and interest on equity	18.b	2,270,047	2,235,116	2,272,022	2,237,090
Provision and contingencies	19.a	1,539,049	1,756,470	1,547,383	1,770,997
Financing, debentures and leases	20.a	4,835,680	6,409,328	4,911,158	6,447,958
Deferred income	21	661,526	724,157	1,196,712	1,019,134
Derivative financial instruments	31.a	19,507	866	22,349	866
Other liabilities	22	1,428,527	701,925	1,438,535	716,984

Non-current liabilities		30,768,914	30,249,928	31,519,621	30,883,239
Personnel, social charges and benefits	15	66,830	63,211	112,162	75,461
Income and social contribution taxes payable	8.b	223,724	215,355	263,831	215,355
Taxes, charges and contributions payable	17	6,341,481	5,063,774	6,410,336	5,128,584
Deferred taxes	8.c	4,163,474	4,003,263	4,171,304	4,015,677
Provision and contingencies	19.a	5,403,754	5,148,906	5,572,489	5,368,788
Financing, debentures and leases	20.a	12,852,860	13,984,060	13,165,409	14,298,572
Deferred income	21	124,480	125,082	218,170	126,912
Derivative financial instruments	31.a	6,020	10,403	12,711	10,403
Other liabilities	22	1,586,291	1,635,874	1,593,209	1,643,487

TOTAL LIABILITIES		53,640,552	53,679,809	55,399,015	55,141,178

Equity		68,438,152	69,729,582	68,438,152	69,729,582
Capital	23.a	60,071,416	62,071,416	60,071,416	62,071,416
Capital reserves	23.c	58,854	63,095	58,854	63,095
Income reserves	23.d	6,093,931	7,523,216	6,093,931	7,523,216
Retained earnings		2,148,780	—	2,148,780	—
Equity valuation adjustment	23.f	65,171	71,855	65,171	71,855

Non-controlling shareholders	23.g	—	—	62,252	69,913

TOTAL EQUITY		68,438,152	69,729,582	68,500,404	69,799,495

TOTAL LIABILITIES AND EQUITY		122,078,704	123,409,391	123,899,419	124,940,673

The explanatory notes are an integral part of the quarterly information

2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME
On September 30, 2025 and December 31, 2024
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME

		Company				Consolidated
		Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	Note	09.30.2025	09.30.2024	09.30.2025	09.30.2024	09.30.2025	09.30.2024	09.30.2025	09.30.2024

Net operating revenue	24	14,227,820	13,568,717	41,962,874	39,828,036	14,949,056	14,039,057	43,984,421	41,263,628

Cost of sales and services	25	(7,598,866)	(7,447,684)	(22,672,380)	(21,833,582)	(8,144,162)	(7,795,275)	(24,206,421)	(22,921,786)

Gross profit		6,628,954	6,121,033	19,290,494	17,994,454	6,804,894	6,243,782	19,778,000	18,341,842

Operating income (expenses)		(3,899,865)	(3,843,752)	(12,359,831)	(11,788,139)	(4,036,241)	(3,952,698)	(12,779,824)	(12,099,062)
Selling expenses	25	(3,283,710)	(3,179,757)	(9,832,030)	(9,435,114)	(3,335,757)	(3,233,686)	(10,020,723)	(9,594,759)
General and administrative expenses	25	(873,362)	(764,200)	(2,591,743)	(2,242,334)	(916,843)	(792,110)	(2,739,885)	(2,319,274)
Other operating income (expense), net	26	221,766	81,397	(11,993)	(164,215)	215,738	70,904	(16,678)	(187,402)
Share of results in investees – equity method	12	35,441	18,808	75,935	53,524	621	2,194	(2,538)	2,373

Operating income		2,729,089	2,277,281	6,930,663	6,206,315	2,768,653	2,291,084	6,998,176	6,242,780

Financial income (expense), net	27	(661,218)	(532,744)	(1,914,523)	(1,586,876)	(666,386)	(528,983)	(1,924,689)	(1,567,270)

Profit before taxes		2,067,871	1,744,537	5,016,140	4,619,439	2,102,267	1,762,101	5,073,487	4,675,510

Income and social contribution taxes	8.d	(179,512)	(77,093)	(725,115)	(834,534)	(215,047)	(94,032)	(791,192)	(879,823)

Net income for the period		1,888,359	1,667,444	4,291,025	3,784,905	1,887,220	1,668,069	4,282,295	3,795,687

Attributable to:
Controlling shareholders	23.h	1,888,359	1,667,444	4,291,025	3,784,905	1,888,359	1,667,444	4,291,025	3,784,905
Non-controlling shareholders	23.h	—	—	—	—	(1,139)	625	(8,730)	10,782

Basic and diluted earnings per common share (in R$)	23.i	0.58782	0.50851	1.32788	1.14862

Explanatory notes are an integral part of the quarterly information

3

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
On September 30, 2025 and December 31, 2024
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration of shareholders and investments	Retained earnings	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity

Balance on December 31, 2023	63,571,416	63,074	(194)	215	3,841,022	—	313,581	1,730,972	—	46,709	69,566,795	60,525	69,627,320
Return of Capital to Shareholders - 01/24/24	(1,500,000)	—	—	—	—	—	—		—	—	(1,500,000)	—	(1,500,000)
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—		56,418	—	56,418	—	56,418
Appropriation to tax incentive reserve	—	—	—	—	—	—	99,396	—	(99,396)	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(992,051)	—	—	—	—	(992,051)	—	(992,051)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	1,160	1,160
Other comprehensive income	—	—	—	—	—	—	—	—	—	17,486	17,486	—	17,486
Net income for the period	—	—	—	—	—	—	—	—	3,784,905	—	3,784,905	10,782	3,795,687
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(1,905,000)	—	(1,905,000)	—	(1,905,000)
Balance on September 30, 2024	62,071,416	63,074	(194)	215	3,841,022	(992,051)	412,977	1,730,972	1,836,927	64,195	69,028,553	72,467	69,101,020
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	70,559	—	70,559	—	70,559
Appropriation to tax incentive reserve	—	—	—	—	—	—	13,956	—	(13,956)	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(307,532)	—	—	—	—	(307,532)	—	(307,532)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	830	830
Other comprehensive income	—	—	—	—	—	—	—	—	367,299	7,660	374,959	(11)	374,948
Net income for the period	—	—	—	—	—	—	—	—	1,763,043	—	1,763,043	(1,398)	1,761,645
Allocation of income:
Legal reserve	—	—	—	—	277,397	—	—	—	(277,397)	—	—	—	—
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(1,200,000)	—	(1,200,000)	(1,975)	(1,201,975)
Cancellation of common shares	—	—	—	—	—	1,099,584	—	—	(1,099,584)	—	—	—	—
Reserve for remuneration of shareholders and investments	—	—	—	—	—	—	—	1,446,891	(1,446,891)	—	—	—	—
Balance on December 31, 2024	62,071,416	63,074	(194)	215	4,118,419	(199,999)	426,933	3,177,863	—	71,855	69,729,582	69,913	69,799,495
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	59,987	—	59,987	—	59,987
Return of Capital to Shareholders - 12/18/24	(2,000,000)	—	—	—	—	—	—	—	—	—	(2,000,000)	—	(2,000,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	(2,804)	—	2,804	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(1,426,481)	—	—	—	—	(1,426,481)	—	(1,426,481)
Cancellation of common shares	—	—	30	(30)	—	928,892	—	(928,892)	—	—	—	—	—
Surplus Distribution – PBS-A Plan	—	—	—	(4,241)	—	—	—	—	—	—	(4,241)	—	(4,241)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	1,182	1,182
Other comprehensive income	—	—	—	—	—	—	—	—	94,964	(6,684)	88,280	(113)	88,167
Net income for the period	—	—	—	—	—	—	—	—	4,291,025	—	4,291,025	(8,730)	4,282,295
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(2,300,000)	—	(2,300,000)	—	(2,300,000)
Balance on September 30, 2025	60,071,416	63,074	(164)	(4,056)	4,118,419	(697,588)	424,129	2,248,971	2,148,780	65,171	68,438,152	62,252	68,500,404

Explanatory notes are an integral part of the quarterly information

4

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
On September 30, 2025 and December 31, 2024
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.2025	09.30.2024	09.30.2025	09.30.2024	09.30.2025	09.30.2024	09.30.2025	09.30.2024
Net income for the period	1,888,359	1,667,444	4,291,025	3,784,905	1,887,220	1,668,069	4,282,295	3,795,687

Other net comprehensive income that may be reclassified to income in subsequent years	(4,305)	3,502	(6,679)	17,495	(4,305)	3,502	(6,679)	17,495
Gains (losses) on derivative financial instruments	(1,117)	—	(3,438)	898	(1,117)	—	(3,438)	898
Taxes	380	—	1,169	(305)	380	—	1,169	(305)

Currency translation adjustments for foreign investees	(3,568)	3,502	(4,410)	16,902	(3,568)	3,502	(4,410)	16,902

Other net comprehensive income that will not be reclassified to income in subsequent periods	95,620	(4)	95,621	(9)	94,887	(4)	94,888	(9)
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	(8)	(6)	(7)	(13)	(8)	(6)	(7)	(13)
Taxes	2	2	2	4	2	2	2	4
Actuarial gains and limitation effect of the assets of surplus plan	144,888	—	144,888	—	144,477	—	144,477	—
Taxes	(49,262)	—	(49,262)	—	(49,584)	—	(49,584)	—

Equity in the comprehensive income of investees, resulting from actuarial losses from deficit-making plans	(663)	—	(663)	—	—	—	—	—

Other comprehensive income	90,652	3,498	88,279	17,486	90,582	3,498	88,209	17,486

Comprehensive income for the period – net of taxes	1,979,011	1,670,942	4,379,304	3,802,391	1,977,802	1,671,567	4,370,504	3,813,173

Attributable to:
Controlling shareholders	1,979,011	1,670,942	4,379,304	3,802,391	1,979,011	1,670,942	4,379,304	3,802,391
Non-controlling shareholders	—	—	—	—	(1,209)	625	(8,800)	10,782

Explanatory notes are an integral part of the quarterly information

5

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF VALUE ADDED
On September 30, 2025 and December 31, 2024
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF VALUE ADDED

	Company		Consolidated
	Nine-month period ended		Nine-month period ended
	09.30.2025	09.30.2024	09.30.2025	09.30.2024
Revenue	50,477,932	47,916,433	52,650,427	49,421,988
Sale of goods and services	50,243,228	47,879,028	52,536,808	49,497,567
Other revenues	1,301,901	1,069,848	1,298,245	1,067,115
Allowance for expected losses from accounts receivable	(1,067,197)	(1,032,443)	(1,184,626)	(1,142,694)

Inputs acquired from third parties	(17,829,919)	(17,311,540)	(19,320,936)	(18,341,154)
Cost of goods and products sold and services rendered	(12,028,514)	(11,877,448)	(13,510,676)	(12,926,722)
Materials, electric energy, third-party services and other expenses	(6,001,875)	(5,598,917)	(6,017,375)	(5,577,786)
Loss/recovery of assets	200,470	164,825	207,115	163,354

Gross value added	32,648,013	30,604,893	33,329,491	31,080,834

Withholdings	(11,094,755)	(10,424,456)	(11,122,200)	(10,441,154)
Depreciation and amortization	(11,094,755)	(10,424,456)	(11,122,200)	(10,441,154)

Net value added produced	21,553,258	20,180,437	22,207,291	20,639,680

Value added received in transfer	1,422,631	1,045,275	1,424,500	1,048,640
Share of results in investees – equity method	75,935	53,524	(2,538)	2,373
Financial income	1,346,696	991,751	1,427,038	1,046,267

Total undistributed value added	22,975,889	21,225,712	23,631,791	21,688,320

Distribution of value added	22,975,889	21,225,712	23,631,791	21,688,320

Personnel, social charges and benefits	4,823,646	4,617,839	5,160,319	4,874,187
Direct compensation	3,195,962	3,024,829	3,420,639	3,190,943
Benefits	1,404,972	1,386,314	1,497,322	1,461,303
Government Severance Indemnity Fund for Employees (FGTS)	222,712	206,696	242,358	221,941
Taxes, charges and contributions	9,683,005	9,218,340	9,928,202	9,385,657
Federal	3,869,836	3,810,937	4,072,834	3,947,955
State	5,609,370	5,231,718	5,604,395	5,234,275
Local	203,799	175,685	250,973	203,427
Debt remuneration	4,178,213	3,604,628	4,260,975	3,632,789
Interest	3,183,368	2,537,701	3,267,207	2,568,245
Rental	994,845	1,066,927	993,768	1,064,544
Equity remuneration	4,291,025	3,784,905	4,282,295	3,795,687
Interest on equity distribution	2,300,000	1,905,000	2,300,000	1,905,000
Retained profit	1,991,025	1,879,905	1,991,025	1,879,905
Non-controlling shareholders	—	—	(8,730)	10,782

Explanatory notes are an integral part of the quarterly information

6

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS
On September 30, 2025 and December 31, 2024
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Company		Consolidated
	Nine-month period ended		Nine-month period ended
	09.30.2025	09.30.2024	09.30.2025	09.30.2024
Cash flows from operating activities

Income before taxes	5,016,140	4,619,439	5,073,487	4,675,510
Adjustment for:
Depreciation and amortization	11,094,755	10,424,456	11,122,200	10,441,154
Accrued foreign exchange gains/losses on loans and derivative financial instruments	82,689	(15,287)	100,908	(16,149)
Accrued interest and charges on assets and liabilities	421,165	155,770	418,151	152,771
Share of results in investees – equity method	(75,935)	(53,524)	2,538	(2,373)
Gains on disposal of assets	(388,988)	(196,295)	(388,838)	(195,342)
Impairment losses – trade accounts receivable	1,067,197	1,032,443	1,184,626	1,142,694
Change in liability provision	269,633	184,355	204,674	197,977
Write-off and reversal of allowance for inventory impairment	48,796	41,144	48,844	41,914
Pension plans and other post-retirement benefits	(11,695)	55,755	(12,831)	57,093
Provision for lawsuits	568,904	470,508	571,018	474,270
Accrued interest expenses (loans, financing and leases)	1,710,171	1,540,149	1,735,442	1,549,859
Other	(60,330)	5,429	(64,757)	(683)
Changes in assets and liabilities
Trade accounts receivable	(1,411,018)	(819,633)	(1,536,465)	(987,974)
Inventories	(197,353)	(408,385)	(197,878)	(414,993)
Taxes recoverable	(583,640)	(326,040)	(584,821)	(357,134)
Prepaid expenses	(527,922)	(907,550)	(830,390)	(1,097,039)
Other assets	(3,722)	36,352	(7,873)	13,521
Personnel, social charges and benefits	103,283	74,486	130,407	84,206
Trade accounts payable	232,082	1,242,432	208,003	1,281,417
Taxes, charges and contributions	1,575,403	645,373	1,560,912	673,874
Provisions for legal claims, refunds to customers and provision for fines for cancellation of lease contracts	(733,665)	(614,113)	(739,332)	(618,230)
Other liabilities	(201,666)	151,651	124,394	318,342
	12,978,144	12,719,476	13,048,932	12,739,175
Cash generated from operations	17,994,284	17,338,915	18,122,419	17,414,685

Interest paid on loans, financing, debentures and leases	(1,824,809)	(1,600,339)	(1,842,589)	(1,610,558)
Income and social contribution taxes paid	(661,486)	(468,644)	(707,367)	(497,428)
Net cash generated by operating activities	15,507,989	15,269,932	15,572,463	15,306,699

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(7,010,106)	(6,606,224)	(7,020,630)	(6,620,347)
Proceeds from sale of PP&E	271,372	244,454	272,014	244,455
Payment for acquisition of investments and capital subscribed in subsidiary	(73,077)	(82,674)	(88,735)	(62,983)
Loans granted to the subsidiary CloudCo Brasil	—	(45,009)	—	—
Receipts net of judicial deposits	130,973	46,471	132,972	46,876
Net redemptions of financial investments	9,328	—	9,163	—
Cash and cash equivalents received upon the acquisition of companies	—	—	292	—
Receipt of dividends and interest on equity	—	2,452	—	—
Cash received upon sale of investments	10,000	161,057	—	161,057
Net cash used in investing activities	(6,661,510)	(6,279,473)	(6,694,924)	(6,230,942)

Cash flows from financing activities
New borrowings	—	—	20,000	83,084
Payments of loans, financing, debentures and leases	(4,270,397)	(2,473,727)	(4,318,868)	(2,498,157)
Receipts – derivative financial instruments	31,130	40,254	34,435	41,849
Payments – derivative financial instruments	(103,014)	(16,759)	(114,667)	(16,764)
Receipts from reverse stock split and stock split operations	949,354	—	949,354	—
Payments for reverse stock split and stock split operations	(124,064)	—	(124,064)	—
Payment for acquisitions of shares for treasury	(1,426,481)	(992,051)	(1,426,481)	(992,051)
Dividend and interest on equity paid	(1,869,461)	(1,819,122)	(1,869,461)	(1,821,575)
Return of capital to shareholders	(1,923,506)	(1,442,860)	(1,923,506)	(1,442,860)
Capital subscriptions made by non-controlling shareholders in subsidiaries	—	—	1,182	11,160
Net cash used in financing activities	(8,736,439)	(6,704,265)	(8,772,076)	(6,635,314)
Increase in cash and cash equivalents	110,040	2,286,194	105,463	2,440,443
Cash and cash equivalents at beginning of the period	6,266,376	4,031,235	6,691,098	4,358,276
Cash and cash equivalents at end of the period	6,376,416	6,317,429	6,796,561	6,798,719

Explanatory notes are an integral part of the quarterly information

7

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

1. OPERATIONS

1.a. Background information

Telefônica Brasil S.A. (the “Company“ or “Telefônica Brasil“) is a publicly-held corporation whose main corporate purpose is the provision of telecommunications services; the development of activities necessary or complementary to the execution of such services in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among other activities.

The Company's principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and State of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries in Europe and Latin America.

Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 77.13% on September 30, 2025 (76.30% on December 31, 2024) (Note 23.a).

The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3 S.A. – Brasil, Bolsa e Balcão ("B3"). It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange (“NYSE“).

1.b. Operations

The Company renders the following services: (i) Fixed Switched Telephony Service (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV); (v) Private Limited Service (“SLP“) and (vi) Global Mobile Satellite Service (“SMGS”), throughout Brazil, through authorizations, in addition to other activities.

Service authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).

Personal Mobile Service - SMP

Before Law no. 13.879 / 2019 came into effect, authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes to the Law, successive extensions of authorization grants were allowed, though the current terms were only clarified by Decree no. 10.402/2020 which detailed the requirements related to the new successive extension regime; the current authorizations are also covered by the new regime.

The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

According to the interpretation of the Federal Audit Court (“TCU”), requests for extension are assessed through a new spectrum bidding process; ANATEL can only approve the extension request if the provider proves compliance with the conditions set forth in the Decree.

8

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

For radio frequency usage authorizations acquired prior to the 5G auction held in 2021, every two years, after the first extension, the Company must pay a fee equivalent to 2% of the revenue earned through the provision of the SMP in the year prior to the payment, net of applicable taxes and social contributions (Note 22), and, for certain items, in the 15th year the Company must pay the equivalent of 1% of its revenue in the previous year. The calculation will consider the net revenue resulting from the application of the Basic and Alternative Service Plans. For authorizations issued for the 700MHz, 2100MHz, 2500MHz sub-bands and part of the 900/1800MHz, the calculation of the fee also applies to the remuneration for network use (interconnection).

In July 2018, ANATEL published Resolution No. 695 with a new regulation for a public spectrum pricing. This Resolution established new criteria for the costs of extending licenses. The formula takes into account factors such as the authorization term, revenue earned in the region, and the spectrum used by the provider. In addition, part of the payment may be converted into investment commitments. However, the calculation methodology contained in the Resolution for specific cases of authorization extensions depends on ANATEL's assessment. ANATEL has recently adopted different calculation methods for valuing authorization extensions. ANATEL submitted for public consultation, in November 2023, the revision of the Spectrum Usage Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The draft submitted by ANATEL revokes Resolution No. 695/2018 and directly consolidates in the RUE the rules associated with the valuation of authorizations for the use of the radio frequency spectrum, introducing the discounted cash flow method at net present value (“VPL”).

The information regarding the authorizations of each sub-band held by the Company for use in the SMP is the same as in Note 1.b. Operations, disclosed in the financial statements for the year ended December 31, 2024, except for the extension of the 2,100 MHz authorizations, are described below.

Extension of 2,100 MHz Authorizations

In April 2023, ANATEL agreed to extend the Company's current authorizations for the use of 2,100 MHz radio frequencies until April 2038 and submitted its decision to the TCU for review.

Since these were the first requests for extensions provided for in the contracts and bidding processes that originally granted these authorizations, the TCU's technical division did not identify evidence of irrational or inappropriate use of these bands by the Company that would justify denying the extensions. However, they highlighted the need to adapt Article 31 of Resolution No. 757/2022 to align with the proposed maximum validity periods.

On February 3, 2025, Resolution No. 757/2022 was revoked by Resolution No. 773/2025, which approved the new Regulation for Conditions of Use of Radio Frequencies.

On February 5, 2025, the TCU approved the extension of the 2,100 MHz authorizations, as originally proposed by ANATEL. This approval was formalized through Ruling No. 224/2025 – TCU – Plenary.

Switched Fixed Telephone Service (STFC)

The STFC concession model, adopted in 1998 upon signing of contracts for the privatization of the telecommunications sector, created a new business model for telecommunications services in Brazil. Over 20 years ago concessionaires were enabled by the expansion and universalization of fixed-line telephone service, which, before privatization, was expensive, elitist and left consumers waiting in long queues, lasting months or years.

On October 4, 2019, Law 13,879/2019 (resulting from PLC 79/2016) was published, introducing changes to the telecommunications regulatory framework, by allowing fixed-line telephone concessionaires to migrate from a concession regime to an authorization regime subject to lower regulatory burdens, including those associated with the continuity and universalization of STFC in the concession area, as well as possible restrictions on the assets associated with its provision.

9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

On November 27, 2024, the proposal for the Terms and Conditions of the Self-Composition Agreement for Adaptation of the STFC Concession Contracts (“Agreement”) to an authorization instrument was approved by the TCU Plenary, and the Agreement was signed on December 16, 2024. The Terms include, among others: (i) investments by the Company, in the manner, conditions and terms established in this Agreement, in exchange for the adaptation; (ii) maintenance of the STFC service in locations lacking adequate competition within the service area of the STFC Concession contracts that will be terminated, until December 31, 2028; (iii) termination of administrative and judicial proceedings directly related to the STFC concession (Note 19); and (iv) withdrawal by the Company of the arbitration proceeding on the Concession.

The execution of the projects related to items (i) and (ii) totals a NPV of R$4.5 billion. The investments will be made in the manner established in the Agreement.

On April 11, 2025, the Company signed the Single Authorization Term with ANATEL. Concluding the final stage for the adaptation of the STFC Concession regime and thereby, transferring the Company to the private STFC Authorization regime.

Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including regulatory changes that may occur during the terms of the agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and competitive aspects (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities can be subjective. The Company operates under authorizations from the Brazilian government. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company's operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations. Any partial or total termination of any of the Company's operating authorizations or licenses or the Company's would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has been reviewing and introducing regulatory changes, especially with regard to asymmetric competition measures and interconnection fees charged between local telecommunications service providers. Asymmetric competition measures may include regulations aimed at rebalancing markets where one or more participants hold significantly different market power over other competitors.

Under ANATEL's regulatory agenda for 2023-2024, the revision of the General Competition Targets Plan (“PGMC”), approved by the Resolution no. 600, of November 8, 2012 and updated by Resolution no. 694, of July 17, 2018, which concentrates, in a single normative instrument, a set of specific measures aims at promoting competition and establishes the milestones for future reassessments of the performance of sectoral competition. This review, which takes place every four years and began with the publication of public consultation no. 64, of November 6, 2023, is focused on reassessment of significant markets in the sector, asymmetric regulatory measures and holders of Significant Market (“PMS”), previously established under the regulation itself.

After approval by ANATEL's Board of Directors, the new PGMC was published by Resolution No. 783, of September 3, 2025, meeting the deadline set out in ANATEL's regulatory agenda for the 2025-2026 biennium (discussed in Public Consultation No. 46, of September 11, 2024 and approved by ANATEL Internal Resolution No. 399/2024, of December 30, 2024), determining that final approval would be in the second half of 2025.

10

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

As previously mentioned, also in November 2023, ANATEL submitted for public consultation the revised Spectrum Use Regulations ("RUE"), approved by Resolution No. 671 of November 3, 2016. The new wording proposed by ANATEL includes, among other changes, new rules for granting secondary spectrum use authorizations, as well as changes to ANATEL's procedures for assessing efficient spectrum use. The expectation, as indicated in ANATEL's 2025-2026 biennium, is that the new RUE will also be published in the second half of 2025.

It is noted that UPI's recent acquisition of the mobile assets of Oi Móvel S.A. by the leading operators in the Brazilian SMP market (Vivo, Claro and TIM), raised competition concerns by ANATEL and CADE, which imposed regulatory remedies in order to foster market competition, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for developing Personal Mobile Service – SMP through Virtual Network MVNO – (“ORPA de MVNO”); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; and (iv) Industrial Network Exploration Offer.

As to the Reference Offer of Wholesale National Roaming Products (“National Roaming ORPA”), the regulatory remedy uses as a reference the values approved and calculated by ANATEL, based on a new methodology for the roaming market cost model (LRIC + bottom-up model – Act No. 8822/2022). As a result of the change in the methodology, the new reference values were significant reduced (FAC-HCA top-down model – Act No. 9157/2018).

As to the Offers, mentioned above, specifically the MVNO ORPA and the National Roaming ORPA (“ORPAs”), these were being debated within the scope of ANATEL with respect to: (i) Requirement of Exclusivity of Contracting Companies: ANATEL decided, for MVNO ORPA, that the exclusivity requirement violates Res. 550/2010 and therefore cannot be maintained as a condition. For the Roaming ORPA, exclusivity may only be required in cases of contracting (a) National Roaming under an Industrial Exploration regime and (b) conventional National Roaming (transitional use) only on the 5GSA network; and (ii) Collection of Minimum Monthly Deductible: ANATEL decided that in both ORPAs the minimum monthly deductible cannot be charged for a period of five years.

The Company currently has contracts allowing for the charging of minimum monthly franchise fees both in the National Roaming market and in the MVNO market, so that current contracts, depending on the contracting companies, can be migrated to the new updated offers.

The maintenance of these remedies will be reassessed during the PGMC review process. They had been considered for inclusion in the new PGMC and were included in the draft regulation subject to public consultation No. 64/2023. However, the approved regulation does not consider the remedies related to MVNO ORPA and spectrum sharing, as the Board of Directors determined that there were no market failures or competition issues that would justify them. For the National Roaming ORPA, price control using the LRIC+ Bottom-Up Cost Model was maintained.

Generally, the adoption of disproportionately asymmetric measures and adoption by ANATEL of concepts, prices and remuneration models may impact remuneration and costs, with detrimental effects on the business, financial condition, revenues, results operations and the Company’s prospects.

As to the interconnection fees, which comprise a significant part of the Company's revenue and cost bases, these are charged among the telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the fees of the Company or its ability to collect such fees, the Company's businesses, financial condition, revenues, results of operations and prospects could be adversely affected.

In addition, the Company may be affected by changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. ANATEL published, in November 2023, the new General Regulation on Consumer Rights (“RGC”), through Resolution No. 765/2023, which came into force on September 1, 2025, replacing Resolution No. 632/2014. This new Regulation changed some provisions such as the way in which telecommunications services are offered, in addition to updating/modernizing some customer service rules. Following discussions on the new RGC, including culminating in the cancellation of some of its provisions, ANATEL postponed the effective date to September 2025.

11

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by measures issued by the Brazilian authorities, including: the introduction of new or less flexible operational and/or service requirements; the granting of operating licenses in the Company's areas; limitations on interconnection fees the Company can charge to other telecommunications service providers; imposition of significant sanctions or penalties for failure to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

Finally, there is also the risk that the Company may not be successful in securing future ANATEL tenders for new authorizations for the use of radio frequencies. The Board of Directors of ANATEL, through Ruling No. 148/2024, determined that ANATEL's Superintendencies instructed the publication, by December 31, 2025, of a new Notice for the bidding procedure regarding the 700 MHz subband. A draft Bidding Notice was submitted for debate through Public Consultation No. 59/2024, which received contributions to the end of January 2025. A new tender is expected to be issued for this subband in 2025. As indicated by ANATEL through Resolution No. 757/2022 (subsequently amended by Resolution No. 773/2025), it is expected that ANATEL will hold new auctions by 2028, for the 850 MHz sub-band, and before 2032, for the 900 MHz and 1800 MHz sub-bands.

1.c. Corporate events in 2025

1.c.1. Acquisition of Samauma Brands Electronics Trade, Import and Export Ltda. ("Samauma") by Terra Networks Brasil Ltda. ("Terra Networks") (Business Combination)

On March 21, 2025, Terra Networks, a direct subsidiary of the Company, completed the acquisition of all shares of Samauma for up to R$66,451, subject to meeting agreed operational and financial metrics (“Transaction”). This amount includes a non-compete agreement that was recognized separately from the business combination at a fair value of R$7,755. The remaining purchase price (R$58,696) was allocated to the net assets acquired, excluding the non-compete agreement, which was recognized as an intangible asset.

Samauma was founded in 2012 and is engaged in marketing a broad portfolio of smartphone accessories and electronics under the "i2GO" brand with high-quality, high-performance and affordable products.

On the date of the Transaction, Samauma had over 20,000 points of sale in Brazil, has a robust product development pipeline and marketing process, with gross revenue in 2024 of over R$65,000.

The Transaction documents contain terms and conditions common to this type of transaction.

The Transaction is part of the Company's strategy to strengthen its presence in the market for accessories for smartphones and other electronic devices, operating with its own brand, OVVI, committed to offering innovative and high-quality products, strategically positioning to meet the needs of the constantly evolving market. Following the acquisition, the OVVI and i2GO brands will coexist complementing each other in terms of portfolio and market positioning.

With the completion of the Transaction, as of March 21, 2025, Terra Networks now has direct control of Samauma.

Pursuant to IFRS 3, business acquisitions are accounted for using the acquisition method in which the consideration transferred is measured at fair value comparing this to the fair values of the assets acquired and liabilities assumed and the equity interests issued.

As of the date of issued of this individual and consolidated quarterly information (“ITRs”) of the Company, Terra Networks is in the process of finalizing the Purchase Price Allocation (PPA) report for the fair value of the Samauma identifiable assets acquired and the liabilities assumed from Samauma. The PPA report will be finalized within one year from the acquisition date. As of September 30, 2025, the Company's consolidated financial statements include the preliminary allocations of the PPA.

The assumptions, critical judgments, methods and hypotheses used to determine these fair values were as follows:

12

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Brand

The “royalty relief” approach was used to assess the brand ("i2GO"), which consists of estimating the cash flows that the Company would otherwise pay for royalties to third parties to use the brand, assuming that it was not owned by the Company. The projected flows correspond to the amounts that would be paid based on a royalty rate applied to i2Go's net revenue over the estimated useful life of the brand.

The main assumptions used in the assessment of the brands were: (i) Projected net revenue over 5.5 years (2025 to 2030); Average royalty rate applied: 1.25%, according to maturity of the years; Discount rate (net WACC + Premium): 18.13% per year; Tax rate (tax factor): 27% and; Estimated useful life: 5.5 years, with projections limited to the considered flow horizon.

The fair value of the brand was estimated at R$1,744, with an amortization period of five years.

Contingent Liabilities

Pursuant to IFRS 3, the acquirer recognizes, on the acquisition date, contingent liabilities assumed in a business combination even if outflows of resources are not probable for settlement of the obligation, provided that it is a present obligation arising from past events and its fair value can be measured reliably. Contingent liabilities with a fair value of R$2,462 were recognized for this acquisition, which were determined based on the estimated cash outflow for their settlement on the acquisition date.

Composition of the fair value of the net assets acquired

A preliminary summary of the fair value of the net assets acquired for R$4,562, as well as the goodwill generated on the acquisition date, pending final adjustments, is as follows:

Current assets	21,120	Current liabilities	13,513
Cash and cash equivalents	292	Loans and financing	9,736
Accounts receivable	10,295	Other liabilities	3,777
Other assets	10,533	Non-Current liabilities	19,576
		Loans and financing	2,923
Non-current assets	16,531	Income tax and social contribution and collection	238
Other assets(1)	12,857	Deferred income tax and social contribution(4)	3,535
Property, plant and equipment	217	Provisions for contingencies(3)	7,819
Intangible assets(2)	3,457	Other liabilities	5,061

		Fair value of liabilities assumed	33,089

		Fair value of net assets acquired	4,562

		Goodwill(5)	54,134

Fair value of assets acquired	37,651	Total considered	58,696
(1)	Refers to the allocation of the fair value attributed to the indemnity asset related to the contingent liability, accruing SELIC interest.
(2)	Includes the allocation of the fair value of R$1,744 attributed to the brand.
(3)	Includes the allocation of the fair value of R$2,462 attributed to the contingent liability, accruing SELIC interest.
(4)	Refers to the deferred income tax and social contribution, net, on the allocations of the indemnity asset and contingent liability.
(5)	Refers to goodwill determined on acquisition of Samauma with the expectation of future synergies from the combination of the acquired company's businesses, which may be deducted for tax purposes.

13

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Non-compete agreement

For the non-compete agreement, recognized separately from the business combination, the income approach was used, based on the “with and without” contract method (“with/without”). Potential losses of net revenue associated with the sellers' performance as competitors were considered, projecting two scenarios: one with the agreement in force and one without.

The main assumptions used in the assessment of the non-compete agreement were: (i) Revenue Reduction Capacity: from 15.0% (2025), 25.0% (2026) to 0.00% (2034); (ii) Probability of Competition: from 10.0% (2025), 50.0% (2026) to 0.00% (2034); (iii) Probable Revenue Loss: from 1.5% (2025), 12.5% (2026) to 0.00% (2034), according to the intersection of the factors above; and (iv) Discount rate (WACC): 18.08% per year.

The fair value of the non-compete agreement was estimated at R$7,755, with an amortization term of four years.

Other information

The adjusted total purchase consideration will not exceed R$66,451, with payment made as follows: (i) R$22,000 paid in cash, upon completion of the Transaction and; (ii) the balance of R$44,451 will be paid in accordance with contractual clauses, accruing DI interest rate between the closing date of the transaction and 10 days before the actual payment.

The fair value of accounts receivable totals R$10,295, which does not differ from the book value, consisting of a gross amount of R$11,081, net of estimated losses for impairment in the amount of R$786.

From the acquisition date through to the date of these financial statements, Samauma contributed R$26,801 in net operating revenue and a loss of R$4,103 to the Company's results.

1.c.2. Merger of Telefônica IoT, Big Data and Technology of Brazil S.A. (“IoTCo Brazil”) into Telefônica Cloud and Technology of Brazil S.A. (“CloudCo Brazil”)

On July 1, 2025, the Company informed its shareholders and the market in general that the Extraordinary General Meeting "EGM"on date approved, the merger of IoTCo Brasil and its subsequent extinction, into CloudCo Brasil, both companies controlled by the Company. The CloudCo Brasil shareholders' agreement was amended accordingly.

The merger was completed on July 1, 2025, based on the book value of IoTCo Brasil's net assets. This is a corporate and operational reorganization aimed at promoting administrative and economic benefits by simplifying operational structures, reducing costs incurred by IoTCo Brasil and CloudCo Brasil's operations and activities, and leveraging internal synergies. The Company continues to hold 50.01% of CloudCo Brasil's share capital after the merger.

CloudCo Brasil succeeded IoTCo Brasil with respect to all of its assets, liabilities, rights and obligations.

1.c.3. Acquisition of corporate control of Fibrasil Infraestrutura e Fibra Ótica S.A. ("FiBrasil")

On July 10, 2025, the Company informed its shareholders and the market in general that it entered into, on the same date, a Share Purchase Agreement (“SPA”), with Caisse de dépot et placement du Québec (“La Caisse”, formerly “CDPQ”) and Fibre Brasil Participações S.A. (“Fibre Brasil” and, together with La Caisse, “La Caisse Group”), which regulates the terms and conditions for the acquisition, by the Company, of all shares issued by FiBrasil held by La Caisse Group, representing 50% of FiBrasil’s total share capital, as well as subscription bonuses issued by FiBrasil (“Transaction”). Should the Transaction be completed, the Company will hold 75.01%% of FiBrasil's share capital, with Telefónica Infra S.L. Unipersonal retaining a 24.99% interest. The signing of the SPA, as well as the terms and conditions of the Transaction, were approved by the Company's Board of Directors.

14

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

FiBrasil operates in the neutral and independent wholesale fiber optic network sector in the Brazilian market, by the end of 2024, it was present in 151 cities, serving 4.6 million homes. The Company will continue to expand its presence in the fiber market, focusing on improving the customer experience while contributing to Brazil's digitalization.

The purchase price for the Transaction will be R$850,000 (the "Purchase Price"), to be paid in a single installment by the Company to the La Caisse Group on the closing date of the Transaction, updated by the CDI (Interbank Deposit Certificate) rate, pro rata daily due to the closing of the Transaction not closing within 90 days of the SPA execution date.

The Transaction is subject to meeting of certain conditions precedent customary for this type of transaction, including prior approval by CADE and ANATEL. On October 14, 2025, ANATEL granted prior approval to the Transaction. On October 23, 2025, CADE approved the Transaction without restrictions. The closing of the Transaction remains subject to verification and fulfillment of the other conditions precedent established in the contract.

If applicable, the Company will submit ratification of the Transaction to the General Shareholders' Meeting, pursuant to Article 256 of Law No. 6,404 of December 15, 1976, in which case additional information will be disclosed in due course.

1.c.4. Completion of the PPA for the acquisition of IPNET Cloud Services and Systems Development Ltda. (“IPNET”) and IPNET USA, LLC (“IPNET USA”) by Telefônica Cloud e Tecnologia do Brasil S.A. (“CloudCo Brasil”) (Business Combination)

On July 22, 2024, CloudCo Brasil, a direct subsidiary of the Company, entered into a quota purchase and sale agreement and other agreements, to acquire all of the quotas issued by IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (“IPNET”) and IPNET USA, LLC (“IPNET USA”) (“Transaction”), for the amount of up to R$223,799, subject to the meeting certain operational and financial metrics. This amount includes a non-compete agreement which was recognized separately from the business combination at a fair value of R$26,964. The remaining purchase price (R$196,835) was allocated to the net assets acquired, excluding the non-compete agreement, which was recognized as an intangible.

The IPNET Group is engaged, among other activities, the resale of software and systems, as well as the provision of professional and managed services for adaptation, migration and related support. Having been in the market for 20 years, the group contributed to the digital transformation of companies.

The Transaction documents contain terms and provisions common to this type of transaction, and completion was subject to compliance with certain conditions precedent, including obtaining authorization from CADE and implementing a corporate reorganization involving the incorporation of the companies Metarj Soluções em Geotecnologia e Desenvolvimento de Sistemas Ltda. (“Metarj”) and XL Solutions Ltda. (“XL”) by IPNET.

These conditions precedent were met, namely: (i) the final decision of CADE, dated September 3, 2024, which approved the Transaction, without restrictions, through Concentration Act No. 08700.005417/2024-69; and (ii) corporate reorganization with the incorporation of Metarj and XL by IPNET.

With the completion of the acquisition, as of October 1, 2024, CloudCo Brasil became the direct controller of IPNET.

The Transaction expanded CloudCo Brasil's product portfolio and strengthened its professional and managed services, enabling its acceleration and growth. The investment also strengthens the Company's digital ecosystem in the B2B business, advancing innovative solutions.

Pursuant to IFRS 3, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by adding the fair values of the transferred assets, the liabilities assumed on the acquisition date with the former controlling shareholders of the acquired company and the equity interests issued in exchange for control of the acquired company.

On the date of these individual and consolidated ITRs of the Company, CloudCo Brasil had already completed the report for the allocation of the purchase price (PPA), through the analysis of the determination of the fair value of the identifiable assets acquired and the liabilities assumed from IPNET.

15

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The premises, critical judgments, methods and hypotheses used by CloudCo Brasil to determine these fair values were as follows:

Brand

To evaluate the brand, the profitability approach ("Income approach") was used using the avoided royalties method ("Relief from royalties"). This method assumes that the intangible asset has a fair value based on royalty income and represents the savings of the asset owner by avoiding the need to pay royalties to a third party for the license to use the intangible asset. Management's intention at the time of acquiring the stake was to use the acquiree's know-how and its ability to implement the new business model.

The main assumptions used in the evaluation of the brands were: (i) Revenue: Evaluation of the intangible asset was based on net revenue projections supported by the entity's historical growth, without the synergy of the acquisition of IPNET; (ii) Royalty rate: The research carried out at the time, indicated the telecommunications market uses, approximately 1% as an average royalty rate on net revenue; (iii) Brand costs and expenses: A percentage of 10% of net revenue was considered with royalties for brand maintenance, such as marketing expenses and others; (iv) Tax rate: 34%, in accordance with Brazilian tax legislation; and (v) Discount rate (“WACC”) after taxes: 18.23%.

As a result of the calculation, the fair value of the brand was estimated at R$10,099, with an amortization period of five years.

Customer portfolio

The customer portfolio was evaluated using the MMSE method (“Multi-period Excess Earnings Method”), this method for evaluating the customer portfolio was used due to the possibility of attributing the cash flow generated directly to the identified asset.

The main assumptions used in evaluating the customer portfolio were: (i) Revenue: for portfolio projection purposes, we consider the net recurring revenue for the year 2024. The average customer retention rate in the database was calculated, as well as the evolution of average revenue per customer in the periods. The portfolio turnover (“churn”) was estimated at 20%; (ii) Deductions and Expenses: Deductions on gross revenue were designed in accordance with historical practice, substantially taxes on sales or services. Expense costs were projected by comparing historical data and forecasting improvements in gross margin through actions to contain fixed costs over time. (iii) Tax rate: 34%, in accordance with Brazilian tax legislation; (iv) Discount rate (“WACC”) after taxes: 18.23%.

As a result of the calculation described, the fair value of the customer portfolio was estimated at R$28,619, with an amortization period of five years.

Contingent Liabilities

Pursuant to with IFRS 3, the acquirer recognizes, on the acquisition date, contingent liabilities assumed in a business combination even if it is not probable that outflows of resources will be required to settle the obligation, as long as it is a present obligation that arises from past events and its fair value can be measured reliably. In compliance with the previous requirements, contingent liabilities at fair value of R$8,964 were recognized in this acquisition, which were determined based on the estimated cash outflow for settlement on the acquisition date.

16

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Composition of the fair value of net assets acquired

Below is a preliminary summary of the composition of the fair value of the net assets acquired in the amount of R$20,436, as well as the goodwill generated on the acquisition date, still subject to adjustments:

Current assets	31,206	Current liabilities	35,867
Cash and cash equivalents	13	Loans and financing	3,063
Accounts receivable	27,177	Other liabilities	32,804
Other assets	4,016	Non-Current liabilities	110,320
		Loans and financing	2,500
Non-current assets	135,417	Income tax and social contribution and collection	38,123
Other assets(1)	95,634	Deferred income tax and social contribution(3)	12,187
Property, plant and equipment	1,065	Provisions for contingencies(4)	32,716
Intangible assets(2)	38,718	Other liabilities	24,794

		Fair value of liabilities assumed	146,187

		Fair value of net assets acquired	20,436

		Goodwill(5)	176,399

Fair value of assets acquired	166,623	Total considered	196,835

.

(1)	Refers to the allocation of R$95,634 of the fair value attributed to the Indemnification asset related to the contingent liability, accruing SELIC interest.
(2)	Refers to the allocation of fair value attributed to intangibles of R$38,718, being: (i) brand (R$10,099);and (ii) customer portfolio (R$28,619).
(3)	Refers to deferred income tax and social contribution on the allocation of the fair value attributed to the contingent liability, accruing SELIC interest.
(4)	Refers to the allocation of the fair value attributed to the contingent liability, accruing by SELIC interest.
(5)	Refers to the value of the goodwill calculated on the acquisition of IPNET with the expectation of future synergies from the combination of the acquiree's businesses, which may be used for tax purposes.

Non-compete agreement

For the non-compete agreement recognized separately from the business combination the income approach was used, based on the “with and without” contract (“with/without” method). This method consists of projecting the expected cash flows for two scenarios: one with the non-compete agreement and the other without the non-compete agreement. Cash flow without the non-compete agreement considers a revenue loss rate and a potential competitor's probability of effectively competing with the Company. The difference between the cash flows of the two scenarios, which corresponds to the loss avoided by the non-compete agreement, is brought to present value by the specific rate of return for this asset and compared with the present value of the original cash flow (without loss revenue).

Two variables were considered to adjust the revenue that would be impacted by competition with sellers: (i) Capacity for reduction; and (ii) Likelihood of competition.

17

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The main assumptions used in the evaluation of the Non-Compete Agreement: (i) Reduction capacity: measures the impact on the reduction of gross revenue if the salespeople were not present in the acquired business seeking to increase this revenue, as well as if they were competing with the business that was sold. Initially, a greater impact of 25% was estimated, which will reduce year by year to 10% in the last year of the agreement; (ii) Probability of Competition: measures the probability of salespeople leaving the business, giving up the earn-out benefits in each period. The probability of competition decreases each year, starting at 50% and ending at 30%; (iii) Revenue Loss: represents the multiplication of the revenue reduction capacity by the probability of competition. The probability of loss also decreases each year, starting at 12.5% and ending at 3.0%; (iv) Projection: for the other projection factors, we kept them constant as in the original projection; (v) Working Capital: the same working capital metrics (days outstanding) were used to assess the impact of changes in working capital; (vi) After-tax discount rate (“WACC”): 18.18%.

As a result of the calculation described, the fair value of the non-compete was estimated at R$26,964, with an amortization period of six years.

Other information

The total consideration was R$196,835, with payment as follows: R$33,043, paid in cash upon completion of the Transaction and the balance of R$163,792 is being paid in accordance with contractual clauses, updated by the variation of the IPCA / SELIC rate.

The fair value of acquired accounts receivable is R$27,177. The gross contractual amount for trade receivables due is R$31,714, with a loss allowance of R$4,537 recognized on acquisition.

1.d. Reform of taxes on consumption

On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Tax Reform (“Reform”) on consumption. Complementary Law No. 214/2025 (“LC”) was sanctioned by the President of the Republic on January 16, 2025 and Complementary Bill No. 108/2024, regulates tax litigation and rules for administering new taxes, is in the final stages of processing in the national congress.

The dual VAT model is under federal jurisdictions for Contribution on Goods and Services - CBS and nonfederal for Tax on Goods and Services - IBS, which will replace the PIS, COFINS, ICMS and ISS taxes.

A Selective Tax (“IS”) under federal jurisdiction, which will be levied on the production, extraction, marketing or import of goods and services that are harmful to health and the environment; under the LC, the IS will not apply to telecommunications services. There will be a transition period from 2026 to 2032, during which the two tax systems (old and new) will coexist.

The impacts of the Reform will only be fully known once the enactment of new ordinary laws (federal, state and municipal), decrees, normative instructions and technical notes is complete.

Since the changes will be applied prospectively, the Reform had no effect on the individual and consolidated quarterly information (“ITRs”) for the period ended September 30, 2025.

18

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

2. BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

2.a. Statement of compliance

The individual (Parent Company) and consolidated (Consolidated) quarterly information (“ITRs”) were prepared and are being presented in accordance with Technical Pronouncement CPC 21 - Interim Statements, issued by the Accounting Pronouncements Committee (“CPC”) and with international standards IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), the “IFRS accounting standards” (IFRS® Accounting Standards), including interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor, Standing Interpretations Committee (SIC® Interpretations) and in a manner consistent with the deliberations issued by the CVM, applicable to the preparation of ITRs.

The Company also considered the guidelines set forth in Technical Guidance OCPC 07, issued by the CPC in November 2014, when preparing the ITRs and disclosures are limited to all matters of significance to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

2.b. Basis of preparation and presentation

The individual and consolidated ITRs were prepared under the historical cost convention, other than for certain assets and liabilities which are measured at fair value.

The Company prepared the consolidated financial ITRs based on the assumption of operational continuity.

An asset is classified as current when it meets any of the following criteria: (a) it is expected to be realized, or is intended to be sold or consumed, in the normal course of the entity's operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is expected to be realized within twelve months after the balance sheet date; or (d) it is cash or a cash equivalent, unless its exchange or use to settle a liability is prohibited for at least twelve months after the balance sheet date.

A liability is classified as current when it meets any of the following criteria: (a) it is expected to be settled during the entity's normal operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is expected to be settled within twelve months after the balance sheet date; or (d) the entity does not have the right, at the balance sheet date, to defer settlement of the liability for at least twelve months after that date.

Deferred tax assets and liabilities are all classified as non-current.

The Statements of Cash Flows were prepared pursuant to IAS 7 to reflect the changes in cash that occurred in the periods presented, using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added (“DVA”), both individual and consolidated; IFRS standards do not require such presentation. The DVA was prepared in accordance with technical pronouncement CPC 09 and is being presented as supplementary information for IFRS purposes.

These ITRs provide comparative information: (i) for the balance sheets, the positions at September 30, 2025, and December 31, 2024; (ii) for the statements of income and comprehensive income, the three-and nine-month periods ended September 30, 2025, and 2024; and (iii) for the statements of value added, changes in equity, and cash flows, the nine-month periods ended September 30, 2025, and 2024.

The Board of Directors authorized the issuance of the financial statements at the meeting held on October 30, 2025.

19

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

2.c. Functional and reporting currency

Individual and consolidated ITRs are presented in thousands of Brazilian Real/Reais (R$) (unless otherwise mentioned). The Company's functional and presentation currency is the Real.

Transactions in foreign currency are converted into Brazilian Reais as follows: (i) assets, liabilities and equity (except share capital and capital reserves) are converted at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are converted at the average exchange rate, except for specific operations that are converted at the rate on the date of the transaction; and (iii) share capital and capital reserves are converted at the rate on the date of the transaction.

Gains and losses from the cumulative translation adjustments from the conversion of investees abroad are recognized in the statement of comprehensive income. Gains and losses resulting from the conversion of monetary assets and liabilities between the exchange rate in force on the date of the transaction and the end of the years (except the conversion of investments abroad) are recognized in the statement of income.

2.d. Basis of consolidation

Equity interests in subsidiaries or jointly controlled companies are valued using the equity method in the individual parent company quarterly information. In the consolidated quarterly information, the investment and all balances of assets and liabilities, income and expenses arising from transactions and equity interest in subsidiaries are eliminated in full. Investments in jointly controlled companies are maintained under the equity method in the consolidated quarterly information.

The information relating to direct and jointly controlled subsidiaries is the same as that in Note 12. Investments, disclosed in the financial statements for the year ended December 31, 2024, except for the acquisition of Samauma by Terra Networks (Note 1.c.1) and for the acquisition of IoTCo Brasil (Note 1.c.2) .

Information on the investees is presented in Note 12.

2.e. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available which is assessed on a regular basis by the chief operating decision maker in determining how to allocate resources to an individual segment and in assessing the segment's performance. Considering that: (i) all decisions are made based on consolidated reports; (ii) the mission of the Company and its subsidiaries is to provide its customers with quality telecommunications services; and (iii) all decisions relating to strategic, financial planning, purchasing, investments and application of resources are made on a consolidated basis, Management's conclusion is that the Company and its subsidiaries operate in a single operating segment providing services telecommunications.

2.f. Significant accounting practices

The information in the explanatory notes that did not undergo significant changes compared to December 31, 2024 was not all repeated in these ITRs.

The accounting policies adopted in the preparation of the Company's ITRs for the period ended September 30, 2025 are consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2024, and should be read together with these financial statements.

The Company did not early adopt new accounting statements or interpretations unless mandatory.

20

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

2.g. Significant accounting judgments estimates and assumptions

The preparation of individual and consolidated ITRs requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in applying its accounting policies. These estimates are based on experience, best knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable in the circumstances. The settlement of transactions involving these estimates may result in values that differ from those recorded in the ITRs due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these ITRs have not changed in relation to those presented in the following explanatory notes as presented in the financial statements for the year ended December 31, 2024: Corporate events of 2024 (Business Combination); accounts receivable; Income tax and social contribution; PP&E; intangibles; provisions and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and capital and risk management.

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Short-term investments(1)	6,319,530	6,133,518	6,733,450	6,542,862
Cash and banks(2)	56,886	132,858	63,111	148,236
Total	6,376,416	6,266,376	6,796,561	6,691,098

.

(1)	Highly liquid short-term investments basically Bank Deposit Certificates ("CDB") and Repurchase Agreements with top tier financial institutions, linked to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments is recorded as financial income. On September 30, 2025, the average remuneration for these short-term investments was 99,36% of the CDI (99.66% on December 31, 2024).

(2)	On September 30, 2025 and December 31, 2024, the Consolidated balances included R$25,214 and R$18,308, respectively, related to the Financial Clearing House, with a member company of the Telefónica Group (Note 28)

4. FINANCIAL INVESTMENTS

These are financial investments with liens held as guarantees for lawsuits (Notes 19 and 33.b).

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Guarantee for legal proceedings	33,081	42,408	33,455	42,619
Total non-current	33,081	42,408	33,455	42,619

21

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

5. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Services and goods(1)	11,039,424	10,610,250	11,421,885	11,001,308
Interconnection amounts(1) (2)	599,520	631,858	619,946	632,033
Vivo Money FIDC	—	—	339,739	360,411
Related parties (Note 28)(1)	71,066	104,688	50,025	63,240
Gross accounts receivable	11,710,010	11,346,796	12,431,595	12,056,992
Allowance for expected losses	(2,058,808)	(2,023,711)	(2,243,423)	(2,215,251)
Net accounts receivable	9,651,202	9,323,085	10,188,172	9,841,741

Current	9,551,376	8,988,019	10,045,839	9,471,592
Non-current	99,826	335,066	142,333	370,149

(1)	The consolidated amounts include: (i) R$2,928,470 and R$2,752,975 to be billed to customers on September 30, 2025 and December 31, 2024, respectively
(2)	Refer to billed amounts from other telecommunications operators.

The consolidated non-current balances of accounts receivable refer to the present value of: (i) installments for resale of goods (B2B), up to 24 months; (ii) Vivo Tech products, up to 60 months; and (iii) right to Vivo Money FIDC credits, up to 36 months. These may be reduced for their estimated losses to recoverable value.

The consolidated balances of contractual assets with customers were R$110,956 and R$119,491 on September 30, 2025 and December 31, 2024, respectively.

On September 30, 2025, and December 31, 2024, no customer represented more than 10% of trade accounts receivable, net.

Amounts receivable, net of the allowance for expected losses, classified by maturity, are as below:

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Not yet due	7,851,807	7,446,374	8,507,851	7,951,826
Overdue – 1 to 30 days	1,082,606	1,076,317	1,055,269	1,134,436
Overdue – 31 to 60 days	255,307	248,661	224,944	261,861
Overdue – 61 to 90 days	126,071	209,412	130,046	212,887
Overdue – 91 to 120 days	146,576	147,154	120,457	147,320
Overdue – over 120 days	188,835	195,167	149,605	133,411
Total	9,651,202	9,323,085	10,188,172	9,841,741

22

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The changes in the allowance for expected losses from accounts receivable were:

	Company	Consolidated
Balance on December 31, 2023	(2,245,096)	(2,437,845)
Supplement to estimated losses, net of reversal (Note 25)	(1,032,443)	(1,142,694)
Write-off	1,053,147	1,205,584
Balance on September 30, 2024	(2,224,392)	(2,374,955)
Supplement to estimated losses, net of reversal	(343,277)	(380,569)
Write-off	543,958	544,810
Business combination - IPNET (Note 1.c.4)	—	(4,537)
Balance on December 31, 2024	(2,023,711)	(2,215,251)
Supplement to estimated losses, net of reversal (Note 25)	(1,067,197)	(1,184,626)
Write-off	1,032,100	1,157,240
Business combination - Samauma (Note 1.c.1)	—	(786)
Balance on September 30, 2025	(2,058,808)	(2,243,423)

6. INVENTORIES

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Materials for resale(1)	1,280,598	1,086,066	1,338,784	1,137,262
Materials for consumption	27,065	26,061	32,333	27,538
Other inventories	14,259	32,017	14,680	32,036
Gross inventories	1,321,922	1,144,144	1,385,797	1,196,836
Estimated losses from impairment or obsolescence(2)	(126,784)	(97,562)	(129,793)	(99,598)
Net inventories	1,195,138	1,046,582	1,256,004	1,097,238

(1)	This includes, among others, mobile phones, SIMcards (chips) and IT equipment in stock.
(2)	Additions and reversals of the provision for inventory losses and obsolescence are included in Cost of goods sold (Note 25).

7. PREPAID EXPENSES

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Incremental costs (customers' contracts)(1)	3,214,308	2,842,824	3,214,308	2,842,824
Fistel Fees (TFF, Condecine and EBC)(2)	345,818	—	345,818	—
Software licenses and network maintenance	417,810	278,266	983,377	610,902
Advertising and publicity	68,582	203,884	68,582	203,884
Personnel	57,594	109,736	59,647	112,421
Financial charges	145,049	122,325	145,049	122,325
Rental, insurance and other prepaid expenses	105,257	55,829	178,883	61,799
Total	4,354,418	3,612,864	4,995,664	3,954,155

Current	2,034,682	1,526,404	2,614,163	1,868,954
Non-current	2,319,736	2,086,460	2,381,501	2,085,201

(1)	Incremental costs for contracts with customers are mostly sales commissions paid to partners to obtain customer contracts, deferred as income under IFRS 15 in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years.
(2)	Refers to the remaining balance of fees for (i) Inspection and Operating; (ii) Contribution for the Development of the National Film Industry (“Condecine”) and; (iii) Brazilian Communications Company (“EBC”) for the year, which will be fully amortized by the end of 2025.

23

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

8. INCOME AND SOCIAL CONTRIBUTION TAXES

8.a. Income and Social Contribution taxes recoverable

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Income taxes	463,682	701,999	480,497	711,237
Social contribution taxes	20,898	137,828	27,198	141,457
Total	484,580	839,827	507,695	852,694

8.b. Income and Social Contribution taxes payable

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Income taxes	235,941	163,608	280,084	170,125
Social contribution taxes	76,025	52,889	77,818	55,128
Total	311,966	216,497	357,902	225,253

Current	88,242	1,142	94,071	9,898
Non-current	223,724	215,355	263,831	215,355

At September 30, 2025 and December 31, 2024 includes R$264,734 and R$216,497, respectively, of taxes provisioned per IFRIC 23 (Note 8.e).

8.c. Deferred taxes

Below, is the composition and changes in the main components of deferred income tax (“IR”) and social contribution (“CS”).

24

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Company
	Balance on 12.31.2023	Statement of income	Comprehensive income	Balance on 09.30.2024	Statement of income	Comprehensive income	Balance on 12.31.2024
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,996,168	(282,326)	—	1,713,842	(80,946)	—	1,632,896
Income and social contribution taxes on temporary differences(2)	(5,414,908)	3,997	(301)	(5,411,212)	(76,239)	(148,708)	(5,636,159)
Provision for legal, labor, tax civil and regulatory contingencies	2,355,149	(157,953)	—	2,197,196	(159,256)	—	2,037,940
Trade accounts payable and other provision	1,880,362	400,994	—	2,281,356	63,742	—	2,345,098
Customer portfolio and trademarks	(184,187)	14,298	—	(169,889)	6,348	—	(163,541)
Allowance for expected losses from accounts receivable	612,801	(12,440)	—	600,361	12,432	—	612,793
Estimated losses from modems and other P&E items	109,985	3,226	—	113,211	1,568	—	114,779
Pension plans and other post-employment benefits	360,294	20,653	—	380,947	12,072	(148,712)	244,307
Profit sharing	218,763	(61,487)	—	157,276	47,079	—	204,355
Licenses	(2,366,400)	118,320	—	(2,248,080)	39,440	—	(2,208,640)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,432,960)	(173,130)	—	(7,606,090)	(57,710)	—	(7,663,800)
Property, plant and equipment - small value items	(1,190,677)	(42,687)	—	(1,233,364)	(13,673)	—	(1,247,037)
Technological Innovation Law	(7,158)	1,040	—	(6,118)	400	—	(5,718)
Other temporary differences	229,120	(106,837)	(301)	121,982	(28,681)	4	93,305
Total deferred tax liabilities, non-current	(3,418,740)	(278,329)	(301)	(3,697,370)	(157,185)	(148,708)	(4,003,263)

Deferred tax assets	8,985,768			9,009,618			8,784,066
Deferred tax liabilities	(12,404,508)			(12,706,988)			(12,787,329)
Deferred tax liabilities, net	(3,418,740)			(3,697,370)			(4,003,263)

Presented in the balance sheet as follows:
Deferred tax liabilities	(3,418,740)			(3,697,370)			(4,003,263)

	Company
	Balance on 12.31.2024	Comprehensive income	Comprehensive income	Balance on 09.30.2025
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,632,896	(262,815)	—	1,370,081
Income and social contribution taxes on temporary differences(2)	(5,636,159)	114,289	(11,685)	(5,533,555)
Provision for legal, labor, tax civil and regulatory contingencies	2,037,940	19,384	—	2,057,324
Trade accounts payable and other provision	2,345,098	431,848	—	2,776,946
Customer portfolio and trademarks	(163,541)	20,393	—	(143,148)
Allowance for expected losses from accounts receivable	612,793	27,620	—	640,413
Estimated losses from modems and other P&E items	114,779	6,310	—	121,089
Pension plans and other post-employment benefits	244,307	(26,651)	(12,856)	204,800
Profit sharing	204,355	(46,873)	—	157,482
Licenses	(2,208,640)	118,320	—	(2,090,320)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,663,800)	(173,130)	—	(7,836,930)
Property, plant and equipment - small value items	(1,247,037)	68,753	—	(1,178,284)
Technological Innovation Law	(5,718)	1,078	—	(4,640)
Other temporary differences	93,305	(332,763)	1,171	(238,287)
Total deferred tax liabilities, non-current	(4,003,263)	(148,526)	(11,685)	(4,163,474)

Deferred tax assets	8,784,066			8,933,558
Deferred tax liabilities	(12,787,329)			(13,097,032)
Deferred tax liabilities, net	(4,003,263)			(4,163,474)

Presented in the balance sheet as follows:
Deferred tax liabilities	(4,003,263)			(4,163,474)

25

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2023	Statement of income	Comprehensive income	Balance on 09.30.2024	Statement of income	Comprehensive income	IPNET Business Combination (Note 1.c.4)	Balance on 12.31.2024
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	2,097,731	(288,054)	—	1,809,677	(88,896)	—	—	1,720,781
Income and social contribution taxes on temporary differences(2)	(5,339,226)	(3,503)	(301)	(5,343,030)	(73,927)	(149,099)	(12,187)	(5,578,243)
Provision for legal, labor, tax civil and regulatory contingencies	2,390,268	(159,454)	—	2,230,814	(162,068)	—	19,604	2,088,350
Trade accounts payable and other provision	1,895,643	404,113	—	2,299,756	61,450	—	—	2,361,206
Customer portfolio and trademarks	(178,158)	26,122	—	(152,036)	7,837	—	—	(144,199)
Allowance for expected losses from accounts receivable	622,046	(16,689)	—	605,357	16,066	—	(1,542)	619,881
Estimated losses from modems and other P&E items	109,985	3,227	—	113,212	1,567	—	—	114,779
Pension plans and other post-employment benefits	364,335	17,922	—	382,257	12,145	(149,103)	—	245,299
Profit sharing	223,420	(61,653)	—	161,767	48,063	—	—	209,830
Licenses	(2,366,402)	118,322	—	(2,248,080)	39,440	—	—	(2,208,640)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,443,807)	(175,660)	—	(7,619,467)	(58,757)	—	—	(7,678,224)
Property, plant and equipment - small value items	(1,190,678)	(42,686)	—	(1,233,364)	(13,674)	—	—	(1,247,038)
Technological Innovation Law	(7,158)	1,040	—	(6,118)	400	—	—	(5,718)
Other temporary differences	241,280	(118,107)	(301)	122,872	(26,396)	4	(30,249)	66,231
Total deferred tax (Liabilities), non-current	(3,241,495)	(291,557)	(301)	(3,533,353)	(162,823)	(149,099)	(12,187)	(3,857,462)

Deferred tax assets	9,177,084			9,191,074				8,947,536
Deferred tax liabilities	(12,418,579)			(12,724,427)				(12,804,998)
Deferred tax liabilities, net	(3,241,495)			(3,533,353)				(3,857,462)

Presented in the balance sheet as follows:
Deferred tax assets of subsidiaries	177,245			164,862				158,215
Deferred tax liabilities	(3,418,740)			(3,698,215)				(4,015,677)

26

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2024	Statement of income	Comprehensive income	Balance on Samauma - Business Combination (Note 1.c.1)	Balance on 09.30.2025
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,720,781	(271,625)	—	—	1,449,156
Income and social contribution taxes on temporary differences(2)	(5,578,243)	108,047	(12,007)	(3,535)	(5,485,738)
Provision for legal, labor, tax civil and regulatory contingencies	2,088,350	20,978	—	837	2,110,165
Trade accounts payable and other provision	2,361,206	434,292	—	—	2,795,498
Customer portfolio and trademarks	(144,199)	2,552	—	—	(141,647)
Allowance for expected losses from accounts receivable	619,881	27,051	—	—	646,932
Estimated losses from modems and other P&E items	114,779	6,310	—	—	121,089
Pension plans and other post-employment benefits	245,299	(26,892)	(13,178)	—	205,229
Profit sharing	209,830	(47,605)	—	—	162,225
Licenses	(2,208,640)	118,320	—	—	(2,090,320)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,678,224)	(160,525)	—	—	(7,838,749)
Property, plant and equipment - small value items	(1,247,038)	68,754	—	—	(1,178,284)
Technological Innovation Law	(5,718)	1,078	—	—	(4,640)
Other temporary differences	66,231	(336,266)		(4,372)	(273,236)
Total deferred tax liabilities, non-current	(3,857,462)	(163,578)	(12,007)	(3,535)	(4,036,582)

Deferred tax assets	8,947,536				9,117,893
Deferred tax liabilities	(12,804,998)				(13,154,475)
Deferred tax liabilities, net	(3,857,462)				(4,036,582)

Presented in the balance sheet as follows:
Deferred tax assets of subsidiaries	158,215				134,722
Deferred tax liabilities	(4,015,677)				(4,171,304)

(1)	Under Brazilian tax legislation offsets are limited annually to 30% of the taxable income for the year but otherwise have no expiry dates.
(2)	Amounts that will be realized upon payment of provision, losses from accounts receivable, or upon realization of inventories, as well as upon reversal of other provision.

On September 30, 2025 and December 31, 2024, there were unrecognized deferred tax assets for tax carryforward losses of the Company's subsidiaries (POP, Recicla V, TGLog, CloudCo, and Vivo Pay), of R$9,777 and R$12,602 on September 30, 2025 and December 31, 2024, respectively, as offset against future taxable profits is not assured.

8.d. Reconciliation of statutory tax rate to effective tax rate

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.

A reconciliation from the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) for the three and nine month periods ended September 30, 2025 and 2024 is as follows:

27

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.2025	09.30.2024	09.30.2025	09.30.2024	09.30.2025	09.30.2024	09.30.2025	09.30.2024
Income before taxes	2,067,871	1,744,537	5,016,140	4,619,439	2,102,267	1,762,101	5,073,487	4,675,510
Income and social contribution tax expenses, at the statutory tax rate of 34%	(703,076)	(593,142)	(1,705,487)	(1,570,608)	(714,771)	(599,114)	(1,724,986)	(1,589,674)
Permanent differences
Tax benefit related to interest on equity distribution	333,200	357,000	782,000	647,700	333,200	357,000	782,000	647,700
Non-deductible expenses, gifts, incentives	(17,795)	(24,303)	(66,101)	(83,695)	(18,425)	(24,883)	(67,528)	(85,304)
Tax incentive operating profit	3,338	23,560	22,048	59,369	3,338	23,560	22,048	59,369
Share of results in investees – equity method	12,050	6,394	25,818	18,198	211	746	(863)	807
Unclaimed interest on equity	(14,169)	(19,182)	(14,169)	(19,182)	(14,169)	(19,182)	(14,169)	(19,182)
Other exclusions, net	206,940	172,580	230,776	113,684	195,569	167,841	212,306	106,461
Tax expense	(179,512)	(77,093)	(725,115)	(834,534)	(215,047)	(94,032)	(791,192)	(879,823)

Effective rate	8.7%	4.4%	14.5%	18.1%	10.2%	5.3%	15.6%	18.8%
Current income and social contribution taxes	(119,893)	(94,851)	(576,589)	(556,205)	(144,010)	(107,956)	(627,614)	(588,266)
Deferred income and social contribution taxes	(59,619)	17,758	(148,526)	(278,329)	(71,037)	13,924	(163,578)	(291,557)

8.e. Uncertain Tax Treatments

The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for alleged incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, of R$39,502,275 and R$36,939,312 on September 30, 2025 and December 31, 2024, respectively. Management, sunder the advice of its legal advisors, believes that a large part of these deductions will likely be accepted once examined by the higher courts of last resort (acceptance probability greater than 50%). These amounts accrue SELIC interest.

When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current income tax and social contribution liability is recognized. The amount recognized was R$264,734 and R$216,497 on September 30, 2025 and December 31, 2024, respectively. These claims involve compensation for overpayment of income tax and social contribution awaiting approval by the RFB.

8.f. Adaptation to new OECD Pillar II rules

On December 27, 2024 Law 15,079/24 was enacted, establishing the additional Social Contribution on Net Income (“CSLL”) adapting Brazilian legislation to the Global Rules Against Base Erosion, OECD model (“Pillar II”). The Law determines that if a Company, presents an effective combined rate of Income Tax and Social Contribution on Net Income of less than 15%, it must make an additional payment to top up to this minimum percentage. This rule becomes effective as of January 2025; if an additional payment is necessary, the amount will be collected in the following year. The Company does not expect a significant impact as its effective rates exceed the stipulated minimum rate.

28

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

9. TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
State VAT (ICMS)(1)	2,127,645	1,979,351	2,129,715	1,980,977
PIS and COFINS	451,539	457,358	491,733	517,616
Withholding taxes and contributions(2)	312,054	307,263	336,241	326,802
Other taxes	86,182	85,840	86,816	87,043
Total	2,977,420	2,829,812	3,044,505	2,912,438

Current	2,367,002	2,223,467	2,433,742	2,306,093
Non-current	610,418	606,345	610,763	606,345

(1)	Includes ICMS credits from the acquisition of property and equipment (available for offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$563,823 and R$563,895 on September 30, 2025 and December 31, 2024, respectively.
(2)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10. JUDICIAL DEPOSITS AND GARNISHMENTS

Judicial deposits are made, and restrictions placed on bank balances to ensure the continuity of legal processes through the courts or to suspend the enforceability of the tax credit.

Judicial deposits are recorded at historical cost plus accrued interest.

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Judicial deposits
Tax	1,516,144	1,505,990	1,716,307	1,697,070
Civil	918,703	889,863	920,271	891,872
Regulatory	263,451	325,810	263,451	325,810
Labor	40,602	62,661	44,935	67,859
Total	2,738,900	2,784,324	2,944,964	2,982,611
Garnishments	19,628	19,398	20,528	21,112
Total	2,758,528	2,803,722	2,965,492	3,003,723

Current	105,737	150,160	107,140	150,993
Non-current	2,652,791	2,653,562	2,858,352	2,852,730

29

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The judicial deposits, classified by type of tax, on September 30, 2025 and December 31, 2024 are presented below. Further details relating to judicial deposits are available in Note 10. Judicial Deposits and Garnishments, in the financial statements for the year ended December 31, 2024.

	Consolidated
Tax	09.30.2025	12.31.2024
Universal Telecommunication Services Fund (FUST)	647,481	622,820
State Value-Added Tax (ICMS(1)	403,715	432,253
Social Contribution Tax for Intervention in the Economic Order (CIDE)	350,999	338,694
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	64,436	61,935
Telecommunications Inspection Fund (FISTEL)	58,074	55,801
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	29,745	29,425
Withholding Income Tax (IRRF)	47,189	45,360
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	28,988	27,503
Other taxes, charges and contributions	85,680	83,279
Total	1,716,307	1,697,070
(1)	Changes between the comparative periods is mainly due to the offsetting of the judicial deposit of R$38,745, related to the SP tax amnesty program (Note20.c.).

11. OTHER ASSETS

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Related-party receivables (Note 28)	178,307	136,084	141,866	115,400
Sale of real estate and other receivables	415,586	255,317	415,587	255,317
Advances to employees and suppliers	132,981	54,899	146,280	60,811
Surplus from post-employment benefit plans (Note 30)(1)	192,170	156,999	192,220	157,046
Loan agreement with subsidiary CloudCo Brasil - 2024	45,036	46,425	—	—
Indemnification assets (IPNET, VSS and Samauma acquisitions)	—	—	148,997	133,038
Assets held for sale (2)	21,030	—	21,030	—
Sublease of assets and other amounts receivable	9,300	7,223	11,022	7,364
Total	994,410	656,947	1,077,002	728,976

Current	488,309	361,912	478,145	360,141
Non-current	506,101	295,035	598,857	368,835

(1)	On September 30, 2025 and December 31, 2024, includes R$188,460 and R$153,714, respectively, referring to the distribution of the PBS-A
(2)	Assets classified as available for sale in their current condition, in the process of formalizing the purchase and sale agreement. Depreciation on these properties ceased as of the date of reclassification.

12. INVESTMENTS

12.a. Information on investees

The information relating to direct and jointly controlled subsidiaries is the same as in explanatory Note 12) Investments, disclosed in the financial statements for the year ended December 31, 2024, except for the acquisition of Samauma by Terra Networks (Note 1.c.1) and for the acquisition of IoTCo Brasil (Note 1.c.2).

30

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Selected financial data of the direct and jointly controlled subsidiaries in which the Company has an interest is presented below:

			09.30.2025			Nine-month period ended September 30, 2025
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Subsidiary	1,152,582	720,610	431,972	626,998	61,739
TGLog	100.00%	Subsidiary	46,049	32,642	13,407	36,626	2,507
POP(2)	100.00%	Subsidiary	187,885	82,519	105,366	35,013	13,596
Vivo Pay I (formerly Vivo Money I)	100.00%	Subsidiary	262,395	83,688	178,707	127,932	12,869
Vivo Pay Holding(4)	100.00%	Subsidiary	16,364	8,533	7,831	—	(5,805)
Vivo Ventures	98.00%	Subsidiary	200,261	368	199,893	—	3,209
Vivo Pay II (formerly Vivo Money III)	100.00%	Subsidiary	666	111	555	594	(780)
CloudCo Brasil(5)	50.01%	Subsidiary	1,360,366	1,243,835	116,531	1,393,945	(20,571)
IoTCo Brasil(6)	50.01%	Subsidiary	—	—	—	59,357	2,979
Aliança	50.00%	Joint control	290,068	817	289,251	—	3,681
AIX	50.00%	Joint control	57,466	36,715	20,751	53,544	3,022
ACT	50.00%	Joint control	51	8	43	78	1
VIVAE	50.00%	Joint control	26,982	4,537	22,445	5,606	(3,169)
GUD	50.00%	Joint control	35,330	5,371	29,959	5,562	(7,182)
FiBrasil	25.01%	Joint control	2,100,957	1,236,032	864,925	310,074	(2,858)

			12.31.2024			Nine-month period ended September 30, 2024
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Subsidiary	987,759	594,433	393,326	510,357	51,882
TGLog	100.00%	Subsidiary	48,177	36,021	12,156	39,236	(14,978)
POP(2)	100.00%	Subsidiary	168,613	76,844	91,769	25,119	10,137
Vivo Pay I (formerly Vivo Money I)	100.00%	Subsidiary	244,850	69,013	175,837	102,923	(8,633)
Vivo Money II(3)	100.00%	Subsidiary	—	—	—	562	(423)
Vivo Pay II (formerly Vivo Money III)	100.00%	Subsidiary	1,162	77	1,085	251	(446)
Vivo Pay Holding(4)	100.00%	Subsidiary	15,196	1,560	13,636	—	(25)
Vivo Ventures	98.00%	Subsidiary	137,628	30	137,598	—	2,969
CloudCo Brasil(5)	50.01%	Subsidiary	948,574	923,461	25,113	862,073	9,384
IoTCo Brasil(6)	50.01%	Subsidiary	166,215	56,979	109,236	91,171	12,066
Aliança	50.00%	Joint control	297,309	2,917	294,392	—	5,302
AIX	50.00%	Joint control	49,834	32,105	17,729	50,646	(16)
ACT	50.00%	Joint control	46	4	42	78	4
GUD	50.00%	Joint control	23,460	7,664	15,796	—	(24)
VIVAE	50.00%	Joint control	21,070	3,957	17,113	—	(3,622)
FiBrasil	25.01%	Joint control	2,025,664	1,157,880	867,784	293,536	6,200

(1)	Terra Networks is the single and direct owner of TIS, TLF01 and Samauma.
(2)	POP is the single and direct owner of Recicla V and Vale Saúde Sempre.
(3)	Vivo Money II merged into Vivo Pay I in October 2024.
(4)	Vivo Pay Holding is the direct parent company of Vivo Pay SCD.
(5)	CloudCo Brasil is the direct and wholly-owned parent company of IPNET and USA IPNET and incorporated IoTCo Brasil on July 1, 2025 (Note 1.c.2.).
(6)	IoTCo Brasil was incorporated by CloudCo Brasil on July 1, 2025 (note 1.c.2.).

31

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

12.b. Changes in investment balances

	Subsidiary	Joint Venture	Other investments	Company Total investments	Total investments
Balance on December 31, 2023	689,393	396,675	47	1,086,115	438,870
Equity interest (Statements of Income)	51,151	2,373	—	53,524	2,373
Dividends (Terra Networks)	(169,132)	—	—	(169,132)	—
Capital contribution – cash and cash equivalents (Vivo Pay Holding, Vivo Ventures, Vivo Money II, Vivo Pay II and GUD)	72,355	10,319	—	82,674	10,319
Investments in the subsidiary Vivo Ventures	—	—	—	—	58,409
Other comprehensive results (Alliance and other investments)	—	16,902	(13)	16,889	16,889
Balance on September 30, 2024	643,767	426,269	34	1,070,070	526,860
Equity interest (Statements of Income)	34,938	(6,724)	—	28,214	(6,724)
Dividends (IoTCo Brasil)	(1,975)	—	—	(1,975)	—
Capital contribution – cash and cash equivalents (Vivo Pay Holding, Vivo Ventures, Vivo Money II, Vivo Pay II, TGLOG and GUD)	52,767	3,368	—	56,135	3,368
Capital contribution - dividends receivable (Terra Networks)	145,183	—	—	145,183	—
Capital contribution - assets (Terra Networks) (Notes 13 and 14)	12,343	—	—	12,343	—
Investments in the subsidiary Vivo Ventures	—	—	—	—	35,224
Other comprehensive results (Alliance and other investments)	2,821	7,664	(8)	10,477	7,656
Balance on December 31, 2024	889,844	430,577	26	1,320,447	566,384
Equity interest (Statements of Income)	78,473	(2,538)	—	75,935	(2,538)
Dividends (Terra Networks)	(23,800)	—	—	(23,800)	—
Capital contribution - cash and cash equivalents (Vivo Ventures, GUD, VivaE and Vivo Pay II) and redemption of shares in Vivo Pay I	48,154	14,923	—	63,077	14,923
Investments the subsidiary Vivo Ventures	—	—	—	—	58,688
Other comprehensive results (Alliance and other investments)	(663)	(4,410)	(7)	(5,080)	(4,417)
Balance on September 30, 2025	992,008	438,552	19	1,430,579	633,040

32

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT (PP&E)

13.a. Changes in balances

	Company
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2023	23,253,809	14,925,117	5,401,694	421,216	249,536	503,003	1,532,982	46,287,357
Additions	59,926	2,564,441	58,824	—	—	45,588	4,542,614	7,271,393
Write-offs, net(1)	(12,757)	(75,493)	(111)	(403)	(3,918)	(917)	(15,554)	(109,153)
Net transfers(2)	2,288,643	304,564	1,651,585	34,540	—	7,000	(4,321,034)	(34,702)
Subletting	—	(26,823)	—	—	—	—	—	(26,823)
Depreciation (Note 25)	(2,822,411)	(2,816,337)	(1,607,998)	(195,275)	—	(135,203)	—	(7,577,224)
Balance on September 30, 2024	22,767,210	14,875,469	5,503,994	260,078	245,618	419,471	1,739,008	45,810,848
Additions	88,074	2,146,232	26,461	—	—	80,394	1,474,268	3,815,429
Write-offs, net(1)	2,105	(34,507)	(359)	(125)	(6,353)	917	7,319	(31,003)
Net transfers(2)	992,199	53,528	534,124	2,196	—	5,892	(1,588,294)	(355)
Subletting	—	(38,467)	—	—	—	—	—	(38,467)
Capital contribution in assets in subsidiary (Note 12.b.)	(232)	(2)	(6,026)	—	—	(148)	(3,859)	(10,267)
Depreciation	(1,089,815)	(1,012,284)	(554,007)	(49,822)	—	(44,239)	—	(2,750,167)
Balance on December 31, 2024	22,759,541	15,989,969	5,504,187	212,327	239,265	462,287	1,628,442	46,796,018
Additions	109,711	1,439,980	63,788	509	—	126,328	4,587,567	6,327,883
Write-offs, net(1)	(4,387)	(123,573)	(17)	—	(585)	(6,749)	(18,070)	(153,381)
Net transfers(2)	2,444,408	435,247	1,502,462	14,838	—	(54,099)	(4,344,152)	(1,296)
Subletting	—	(52,037)	—	—	—	—	—	(52,037)
Assets held for sale (Note 11)	—	(17,152)	—	—	(3,878)	—	—	(21,030)
Depreciation (Note 25)	(3,335,752)	(3,018,361)	(1,650,110)	(97,265)	—	(78,726)	—	(8,180,214)
Balance on September 30, 2025	21,973,521	14,654,073	5,420,310	130,409	234,802	449,041	1,853,787	44,715,943

Balance on December 31, 2024
Cost	91,741,641	47,291,492	31,695,949	6,581,648	239,265	5,776,431	1,628,442	184,954,868
Accumulated depreciation	(68,982,100)	(31,301,523)	(26,191,762)	(6,369,321)	—	(5,314,144)	—	(138,158,850)
Total	22,759,541	15,989,969	5,504,187	212,327	239,265	462,287	1,628,442	46,796,018

Balance on September 30, 2025
Cost	93,957,735	48,295,171	32,451,527	6,583,826	234,802	5,843,519	1,853,787	189,220,367
Accumulated depreciation	(71,984,214)	(33,641,098)	(27,031,217)	(6,453,417)	—	(5,394,478)	—	(144,504,424)
Total	21,973,521	14,654,073	5,420,310	130,409	234,802	449,041	1,853,787	44,715,943

33

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2023	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147
Additions	72,548	2,561,053	58,824	—	—	40,878	4,533,693	7,266,996
Write-offs, net (1)	(12,785)	(76,672)	(111)	(403)	(3,918)	(1,639)	(15,554)	(111,082)
Net transfers (2)	2,278,889	304,565	1,651,585	34,555	—	7,000	(4,311,296)	(34,702)
Subletting	—	(26,823)	—	—	—	—	—	(26,823)
Depreciation (Note 25)	(2,824,012)	(2,816,477)	(1,607,998)	(195,313)	—	(142,578)	—	(7,586,378)
Balance on September 30, 2024	22,781,508	14,874,825	5,503,994	260,224	245,618	416,591	1,743,398	45,826,158
Additions	89,623	2,146,897	26,461	32	—	76,148	1,468,875	3,808,036
Write-offs, net (1)	2,132	(34,749)	(358)	(133)	(6,353)	1,639	7,372	(30,450)
Net transfers (2)	987,885	53,526	534,123	2,197	—	5,947	(1,584,034)	(356)
Subletting	—	(38,467)	—	—	—	—	—	(38,467)
Business combination - IPNET (Note 1.c.4)	—	533	—	—	—	532	—	1,065
Depreciation	(1,090,342)	(1,012,524)	(554,007)	(49,834)	—	(46,898)	—	(2,753,605)
Balance on December 31, 2024	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381
Additions	109,969	1,443,978	69,992	543	—	131,153	4,580,076	6,335,711
Write-offs, net (1)	(4,386)	(126,055)	(17)	—	(585)	(6,750)	(18,070)	(155,863)
Net transfers (2)	2,443,922	435,244	1,505,108	14,838	—	(54,096)	(4,346,313)	(1,297)
Subletting	—	(52,037)	—	—	—	—	—	(52,037)
Assets held for sale (Note 11)	—	(17,152)	—	—	(3,878)	—	—	(21,030)
Business combination - Samauma (Note 1.c.1)	—	—	—	—	—	217	—	217
Depreciation (Note 25)	(3,337,486)	(3,018,181)	(1,650,111)	(97,296)	—	(86,534)	—	(8,189,608)
Balance on September 30, 2025	21,982,825	14,655,838	5,435,185	130,571	234,802	437,949	1,851,304	44,728,474

Balance on December 31, 2024
Cost	91,758,158	47,318,029	31,701,975	6,582,403	239,265	5,945,185	1,635,611	185,180,626
Accumulated depreciation	(68,987,352)	(31,327,988)	(26,191,762)	(6,369,917)	—	(5,491,226)	—	(138,368,245)
Total	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381

Balance on September 30, 2025
Cost	93,974,024	48,319,641	32,466,402	6,584,615	234,802	6,016,861	1,851,304	189,447,649
Accumulated depreciation	(71,991,199)	(33,663,803)	(27,031,217)	(6,454,044)	—	(5,578,912)	—	(144,719,175)
Total	21,982,825	14,655,838	5,435,185	130,571	234,802	437,949	1,851,304	44,728,474

(1)	Infrastructure, includes R$123,866 and R$74,258 in 2025 and 2024, respectively, referring to the cancellation of lease agreements (Note 13.c)
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 14.a).

13.b. Annual depreciation rates

The annual depreciation rates are presented below (lease assets rates presented in Note 13.c).

	Company						Consolidated
Description	09.30.2025			12.31.2024			09.30.2025			12.31.2024
Switching and transmission equipment and media	2.50%	to	66.67%	2.50%	to	66.67%	2.50%	to	66.67%	2.50%	to	66.67%
Infrastructure	2.50%	to	20.00%	2.50%	to	20.00%	2.50%	to	50.00%	2.50%	to	50.00%
Leased equipment (cell phones and modems)	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	50.00%	10.00%	to	50.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%

13.c. Additional information on leases

The balances and transactions of leases assets (Note 13.a), were:

34

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Infrastructure	Switching and transmission equipment	Other	Total
Balances and changes:
Balance on December 31, 2023	11,862,992	203,519	13,606	12,080,117
Additions	2,509,424	51,309	702	2,561,435
Subletting (Note 13.a)	(26,823)	—	—	(26,823)
Depreciation	(2,466,846)	(61,310)	(6,298)	(2,534,454)
Cancellation of contracts	(64,363)	(1,189)	(21)	(65,573)
Balance on September 30, 2024	11,814,384	192,329	7,989	12,014,702
Additions	2,125,128	87,816	—	2,212,944
Subletting (Note 13.a)	(38,467)	—	—	(38,467)
Depreciation	(897,975)	(18,080)	(2,730)	(918,785)
Cancellation of contracts	(9,895)	(8,934)	—	(18,829)
Other changes	(3,947)	—	—	(3,947)
Balance on December 31, 2024	12,989,228	253,131	5,259	13,247,618
Additions	1,385,092	101,738	63,504	1,550,334
Subletting (Note 13.a)	(52,037)	—	—	(52,037)
Depreciation	(2,668,399)	(69,169)	(14,060)	(2,751,628)
Cancellation of contracts	(123,866)	(840)	—	(124,706)
Balance on September 30, 2025	11,530,018	284,860	54,703	11,869,581

Balance on December 31, 2024
Cost	29,418,847	520,634	130,315	30,069,796
Accumulated depreciation	(16,429,619)	(267,503)	(125,056)	(16,822,178)
Total	12,989,228	253,131	5,259	13,247,618

Balance on September 30, 2025
Cost	30,054,422	616,662	193,117	30,864,201
Accumulated depreciation	(18,524,404)	(331,802)	(138,414)	(18,994,620)
Total	11,530,018	284,860	54,703	11,869,581

Annual depreciation rates for leased assets:

	Company						Consolidated
Description	09.30.2025			12.31.2024			09.30.2025			12.31.2024
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	40.00%

13.d. Property, plant and equipment items pledged in guarantee

On September 30, 2025 and December 31, 2024, consolidated PP&E offered as collateral in legal proceedings total R$11,327 and R$29,414, respectively.

35

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

14. INTANGIBLE ASSETS

14.a. Balances and changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balances and changes:
Balance on December 31, 2023	26,262,978	14,887,059	6,044,286	568,384	195,418	33,370	799,912	48,791,407
Additions	—	23,919	434	—	—	—	2,003,220	2,027,573
Net transfers(2)	—	—	2,052,923	—	—	—	(2,018,221)	34,702
Amortization (Note 25)	—	(986,155)	(1,713,722)	(63,154)	(82,218)	(1,983)	—	(2,847,232)
Balance on September 30, 2024	26,262,978	13,924,823	6,383,921	505,230	113,200	31,387	784,911	48,006,450
Additions	—	—	(434)	—	—	—	855,971	855,537
Write-offs, net	—	—	(3,591)	—	—	—	(651)	(4,242)
Net transfers(2)	—	—	814,339	—	—	—	(813,984)	355
Capital contribution in assets in subsidiary (Note 12.b.)	—	—	(2,077)	—	—	—	—	(2,077)
Amortization	—	(329,569)	(623,541)	(21,051)	(27,407)	(651)	—	(1,002,219)
Balance on December 31, 2024	26,262,978	13,595,254	6,568,617	484,179	85,793	30,736	826,247	47,853,804
Additions	—	—	1,550	—	—	—	2,123,567	2,125,117
Net transfers(2)	—	—	2,073,291	—	—	—	(2,071,995)	1,296
Amortization (Note 25)	—	(988,707)	(1,817,841)	(63,154)	(42,885)	(1,954)	—	(2,914,541)
Balance on September 30, 2025	26,262,978	12,606,547	6,825,617	421,025	42,908	28,782	877,819	47,065,676

Balance on December 31, 2024
Cost	26,262,978	29,772,875	30,633,046	1,658,897	4,536,912	269,557	826,247	93,960,512
Accumulated amortization	—	(16,177,621)	(24,064,429)	(1,174,718)	(4,451,119)	(238,821)	—	(46,106,708)
Total	26,262,978	13,595,254	6,568,617	484,179	85,793	30,736	826,247	47,853,804

Balance on September 30, 2025
Cost	26,262,978	29,772,875	32,703,582	1,658,897	4,536,912	269,557	877,819	96,082,620
Accumulated amortization	—	(17,166,328)	(25,877,965)	(1,237,872)	(4,494,004)	(240,775)	—	(49,016,944)
Total	26,262,978	12,606,547	6,825,617	421,025	42,908	28,782	877,819	47,065,676

36

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balances and changes:
Balance on December 31, 2023	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975
Additions	—	23,919	1,096	—	—	—	2,003,401	2,028,416
Net transfers(2)	—	—	2,053,883	—	—	—	(2,019,181)	34,702
Amortization (Note 25)	—	(986,155)	(1,716,824)	(63,993)	(83,239)	(4,565)	—	(2,854,776)
Balance on September 30, 2024	26,390,696	13,924,823	6,395,154	507,909	122,561	43,456	786,718	48,171,317
Additions	—	—	(1,096)	—	—	—	862,415	861,319
Write-offs, net	—	—	(3,592)	—	—	—	(650)	(4,242)
Net transfers(2)	—	—	821,024	—	—	—	(820,668)	356
Business combination – IPNET (Note 1.c.4)	174,439	—	—	10,099	28,749	27,136	—	240,423
Amortization	—	(329,569)	(624,650)	(21,836)	(29,184)	(2,287)	—	(1,007,526)
Balance on December 31, 2024	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647
Additions	—	—	2,089	—	—	—	2,123,566	2,125,655
Net transfers(2)	—	—	2,073,680	(80)	(103)	(205)	(2,071,995)	1,297
Business combination – Samauma (Note 1.c.1)	54,134	—	6	3,451	—	7,755	—	65,346
Business combination – IPNET (Note 1.c.4)	1,960	—	—	—	(130)	(172)	—	1,658
Amortization (Note 25)	—	(988,707)	(1,821,809)	(65,603)	(48,089)	(8,384)	—	(2,932,592)
Balance on September 30, 2025	26,621,229	12,606,547	6,840,806	433,940	73,804	67,299	879,386	47,523,011

Balance on December 31, 2024
Cost	26,565,135	29,772,875	30,772,551	1,673,846	4,577,691	315,248	827,815	94,505,161
Accumulated amortization	—	(16,177,621)	(24,185,711)	(1,177,674)	(4,455,565)	(246,943)	—	(46,243,514)
Total	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647

Balance on September 30, 2025
Cost	26,621,229	29,772,875	32,843,646	1,677,297	4,577,561	322,833	879,386	96,694,827
Accumulated amortization	—	(17,166,328)	(26,002,840)	(1,243,357)	(4,503,757)	(255,534)	—	(49,171,816)
Total	26,621,229	12,606,547	6,840,806	433,940	73,804	67,299	879,386	47,523,011

(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Television Participações (2008); Vivo Participações (2011); GVT Participações (2015); Garliava and Vita IT (2022), Vale Saúde Sempre (2023), IPNET (2024) and Samauma (2025).
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 13.a).

14.b. Annual amortization rates

	Company						Consolidated
Description	09.30.2025			12.31.2024			09.30.2025			12.31.2024
Licenses	3.60%	to	24.00%	3.60%	to	24.00%	3.60%	to	24.00%	3.60%	to	24.00%
Software	20.00%			20.00%			20.00%			20.00%
Trademarks	5.13%			5.13%			5.13%	to	23.53%	5.13%	to	23.50%
Customer portfolio	10.00%	to	12.50%	10.00%	to	12.50%	10.00%	to	20.69%	9.52%	to	20.70%
Other intangible assets	20.00%			20.00%			6.67%	to	20.00%	6.67%	to	20.00%

37

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

15. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Social charges and benefits	806,525	563,773	887,254	614,595
Profit sharing	334,602	489,166	356,948	514,902
Share-based payment plans (Note 29)	135,163	124,592	137,836	126,019
Salaries and wages	37,588	33,065	48,083	46,747
Others	—	—	44,246	11,650
Total	1,313,878	1,210,596	1,474,367	1,313,913

Current	1,247,048	1,147,385	1,362,205	1,238,452
Non-current	66,830	63,211	112,162	75,461

16. TRADE ACCOUNTS PAYABLE

The Company and/or its subsidiaries do not have financing agreements with suppliers.

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Sundry suppliers (Opex, Capex, Services e Material)	8,107,736	7,820,642	8,517,830	8,194,196
Related parties (Note 28)	724,463	622,044	520,365	546,069
Amounts payable (operators, cobilling)	259,879	246,659	259,894	246,659
Interconnection / interlink	233,656	243,700	233,656	243,700
Total	9,325,734	8,933,045	9,531,745	9,230,624

17. TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Fistel(1)	5,985,172	4,713,786	5,985,172	4,713,786
ICMS	1,329,834	1,256,662	1,408,920	1,328,010
PIS and COFINS	208,515	331,827	233,145	370,312
Fust and Funttel	105,483	102,773	105,483	102,773
Other taxes	168,755	179,173	180,830	199,639
Total	7,797,759	6,584,221	7,913,550	6,714,520

Current	1,456,278	1,520,447	1,503,214	1,585,936
Non-current	6,341,481	5,063,774	6,410,336	5,128,584

(1)	Refers to the remaining balances from 2020 to 2025 for which collection, according to decisions of the Federal Regional Court of the First Region, is suspended. The amount is classified as non-current liabilities plus SELIC interest.

38

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

18. DIVIDENDS AND INTEREST ON EQUITY

18.a. Interest on equity receivable

	Company
	2025	2024
Balance at the beginning of the year	1,975	2,503
Proposed dividends from the previous year - Terra Networks	23,800	169,132
Dividends receipt - IoTCo Brasil	—	(2,452)
Balance on September 30	25,775	169,183
Dividends receipt - Terra Networks, IoTCo Brasil, ACT and AIX		(24,000)
Capital increase in subsidiary - Terra Networks		(145,183)
Dividends receivable - IoTCo Brasil		1,975
Balance at the end of the period		1,975

Interest on equity and dividends from the subsidiary are classified as “Investing Activities“ in the statement of cash flows.

18.b. Dividends and interest on equity payable

18.b.1. Balances

	Consolidated
	09.30.2025	12.31.2024
Telefónica	769,980	742,819
Telefónica Latinoamérica Holding	739,037	712,945
Telefónica Chile	1,137	1,096
Telefónica IoT & Big Data Tech	1,975	1,975
Non-controlling interest	759,893	778,255
Total	2,272,022	2,237,090

The amount payable to Telefónica IoT & Big Data Tech refers to the interest on equity (interim basis), as per IoT Co.

18.b.2. Changes

	Consolidated
	2025	2024
Balance at the beginning of the year	2,237,090	2,247,884
Interim interest on equity (net of IRRF)	1,955,000	1,619,250
Unclaimed dividends and interest on equity	(59,987)	(56,418)
Payment of dividends and interest on equity	(1,869,461)	(1,821,575)
IRRF on shareholders exempt/immune from interest on equity	9,380	7,367
Balance on September 30	2,272,022	1,996,508
Interim interest on equity (net of IRRF)		1,021,975
Unclaimed dividends and interest on equity		(70,559)
Payment of dividends and interest on equity		(710,824)
IRRF on shareholders tax exempt/immune from interest on equity		(10)
Balance at the end of the period		2,237,090

Interest on equity and dividends paid to shareholders are classified in “Financing Activities“ in the statement of cash flows.

39

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

19. PROVISION AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings for labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for legal proceedings when an unfavorable outcome is considered probable.

19.a. Balances and changes

At September 30, 2025, the nature and composition of the provisions with a probable risk of loss, and details of the contingent liability, provision for dismantling, refunds to customers and provision for fines for cancellation of lease contracts are the same as in Note 20. Provision and contingencies, disclosed in the financial statements for the year ended December 31, 2024, except for the amounts resulting from the acquisition of Samauma by Terra Networks (Note 1.c.1.).

The balances and changes in the provision for probable risk of losses, in addition to contingent liabilities, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease contracts are:

	Company
	Provision for legal demands
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2023	2,651,109	1,760,866	1,222,935	679,468	991,034	40,993	407,246	96,601	7,850,252
Additions (reversal), net (Note 26)	(2,871)	(12,466)	198,824	298,332	(11,311)	7,837	(2,366)	—	475,979
Other additions	(484,654)	—	—	—	—	14,929	9,174	—	(460,551)
Write-offs due to payment	(32,953)	(11,450)	(245,710)	(315,114)	—	(2,983)	—	(5,903)	(614,113)
Interest accruals (Note 27)	(271,675)	98,101	223,739	142,096	53,824	—	2,193	—	248,278
Balance on September 30, 2024	1,858,956	1,835,051	1,399,788	804,782	1,033,547	60,776	416,247	90,698	7,499,845
Additions (reversal), net	40,563	(365,044)	50,679	122,047	(1,206)	(18,635)	(5,982)	—	(177,578)
Other additions (reversal)	—	—	—	—	—	—	468	—	468
Write-offs due to payment	(37,927)	(4,849)	(92,658)	(105,989)	—	(1,136)	—	(35)	(242,594)
Interest accruals	909	(314,063)	48,444	70,558	21,171	—	(1,784)	—	(174,765)
Balance on December 31, 2024	1,862,501	1,151,095	1,406,253	891,398	1,053,512	41,005	408,949	90,663	6,905,376
Additions (reversal), net (Note 26)	84,292	2,857	180,341	317,658	(16,244)	3,130	(16,220)	(90,663)	465,151
Other additions (reversal)(1)	(75,119)	(172,320)	—	—	—	—	7,689	—	(239,750)
Write-offs due to payment	(36,812)	(9,376)	(301,778)	(383,670)	—	(2,029)	—	—	(733,665)
Interest accruals (Note 27)	107,837	72,105	106,047	166,559	82,959	—	10,184	—	545,691
Balance on September 30, 2025	1,942,699	1,044,361	1,390,863	991,945	1,120,227	42,106	410,602	—	6,942,803

Balance on December 31, 2024
Current	160,947	195,063	572,308	696,484	—	41,005	—	90,663	1,756,470
Non-current	1,701,554	956,032	833,945	194,914	1,053,512	—	408,949	—	5,148,906
Total	1,862,501	1,151,095	1,406,253	891,398	1,053,512	41,005	408,949	90,663	6,905,376

Balance on September 30, 2025
Current	78,323	26,560	690,278	701,782	—	42,106	—	—	1,539,049
Non-current	1,864,376	1,017,801	700,585	290,163	1,120,227	—	410,602	—	5,403,754
Total	1,942,699	1,044,361	1,390,863	991,945	1,120,227	42,106	410,602	—	6,942,803

40

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provision for legal demands
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2023	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637
Additions (reversal), net (Note 26)	(500)	(12,466)	200,326	298,222	(11,312)	7,837	(2,366)	—	479,741
Other additions (reversal)	(489,082)	—	—	—	(409)	14,929	9,174	—	(465,388)
Write-offs due to payment	(32,995)	(11,450)	(247,443)	(317,456)	—	(2,983)	—	(5,903)	(618,230)
Interest accruals (Note 27)	(268,133)	98,101	224,482	142,710	54,695	—	2,193	—	254,048
Balance on September 30, 2024	1,962,613	1,835,051	1,404,360	817,188	1,045,875	60,776	416,247	90,698	7,632,808
Additions (reversal), net	40,563	(365,044)	51,103	122,249	(1,205)	(18,635)	(2,717)	—	(173,686)
Other additions (reversal)	—	—	—	—	(1)	—	468	—	467
Write-offs due to payment	(37,927)	(4,849)	(92,884)	(106,264)	—	(1,136)	—	(35)	(243,095)
Business combination – IPNET (Note 1.c.4)	55,001	—	—	31,669	8,964	—	—	—	95,634
Interest accruals	2,737	(314,063)	48,562	70,699	21,506	—	(1,784)	—	(172,343)
Balance on December 31, 2024	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785
Additions (reversal), net (Note 26)	84,285	2,857	182,131	318,024	(16,279)	3,130	(18,888)	(90,663)	464,597
Other additions (reversal)(1)	(75,119)	(172,320)	(227)	2	(1,745)	—	7,689	—	(241,720)
Write-offs due to payment	(36,806)	(9,376)	(303,334)	(387,786)	—	(2,030)	—	—	(739,332)
Business combination – IPNET (Note 1.c.4)	(38,123)	—	—	(24,795)	—	—	—	—	(62,918)
Business combination – Samauma (Note 1.c.1)	4,784	—	—	573	2,462	—	—	—	7,819
Interest accruals (Note 27)	113,001	72,105	106,422	165,650	84,279	—	10,184	—	551,641
Balance on September 30, 2025	2,075,009	1,044,361	1,396,133	1,007,209	1,143,856	42,105	411,199	—	7,119,872

Balance on December 31, 2024
Current	160,947	195,063	573,679	701,300	5,075	41,005	3,265	90,663	1,770,997
Non-current	1,862,040	956,032	837,462	234,241	1,070,064	—	408,949	—	5,368,788
Total	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785

Balance on September 30, 2025
Current	78,841	26,560	691,397	703,903	3,980	42,105	597	—	1,547,383
Non-current	1,996,168	1,017,801	704,736	303,306	1,139,876	—	410,602		5,572,489
Total	2,075,009	1,044,361	1,396,133	1,007,209	1,143,856	42,105	411,199	—	7,119,872

(1)	In 2025 and 2024, significant changes in the tax and regulatory provisions, were as follows: 2025: (i) tax: the Company joined the tax amnesty and refinancing programs in the States of RS and MG and; (ii) Regulatory: joined the Desenrola program. .2024: (i) tax: the Company joined the tax amnesty and refinancing programs in the States of SP and PR and; (ii) Regulatory: due to the Term of Commitment Related to the Self-Composition Negotiations for Adaptation of the STFC Concession Contracts to Authorization Instruments.

19.b. Tax provision and contingencies

Tax Amnesty and Refinancing Programs

State of Rio Grande do Sul

The Government of the State of Rio Grande do Sul, through Decree No. 58.067/2025, established an amnesty and refinancing program to encourage taxpayers to settle obligations at a discount ("Amnesty Program").

On April 15, 2025, the Company, under the advice of its legal counsel, joined the Amnesty Program for ICMS due, which met the legal requirements, based on the provisioned amount of R$163,528, which was reduced to R$73,593 (fees included).

The Amnesty Program establishes an installment plan in up to 18 installments, bearing SELIC interest plus 7% as fees for the State Attorney General's Office (“PGE”) with a 70% reduction in fines and interest (Note 20.).

41

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
Nature/Degree of Risk of loss	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Probable	1,942,699	1,862,501	2,075,009	2,022,987
Federal	723,725	650,784	854,436	809,765
State	455,937	465,085	457,536	466,590
Municipal	130,948	136,995	130,948	136,995
FUST	632,089	609,637	632,089	609,637
Possible	41,635,270	40,541,704	42,048,569	40,850,071
Federal	4,503,356	4,394,336	4,529,203	4,419,439
State	26,247,254	25,760,253	26,247,254	25,760,365
Municipal	403,447	423,341	762,954	682,468
FUST, FUNTTEL and FISTEL	10,481,213	9,963,774	10,509,158	9,987,799

19.b.1. Tax provisions

Management, under the advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges for COFINS required by Law No. 9,718/1998; and (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, for: (i) disallowance of credits; (ii) nonpayment of tax on alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) nonpayment of tax on discounts to customers; (viii) unmeasured services; (ix) CIAP credit; (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF; and (xi) fine for non-compliance with an accessory obligation.

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities and withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

42

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

19.b.2. Possible risk of loss - tax contingencies

Management, under the advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals for employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; (vii) IRRF on capital gain on the sale of the GVT Group to the Company; and (viii) exclusion of ICMS from the PIS and COFINS calculation base.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision at different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside the State of São Paulo paid to the State of São Paulo; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF“ – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) monthly subscription with discussion about minutes allowance; and (xxi) fine for non-compliance with an accessory obligation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST“)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD“) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

43

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2025 and December 31, 2024, the consolidated amount totaled R$6,078,309 and R$5,813,657, respectively.

Fund for Technological Development of Telecommunications (“FUNTTEL“)

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2025 and December 31, 2024, the consolidated amount totaled R$2,256,369 and R$2,085,332, respectively.

Telecommunications Inspection Fund (“FISTEL“)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radio frequency associated with the operation of the telephone service personal mobile service.

On September 30, 2025 and December 31, 2024, the consolidated amount totaled R$2,174,480 and R$2,088,810, respectively.

19.c. Regulatory provision and contingencies

Regulatory Amnesty - Approval by the Attorney General's Office ("AGU")

The Federal Attorney General's Office ("PGF") published Notice of Transaction by Adhesion No. 1/2024/PGF/AGU, supported by Law No. 14,973, of September 16, 2024, and by Normative Ordinance PGF No. 150, disclosing possible extraordinary pending obligations with federal public agencies and foundations, which includes Regulatory Agencies.

On December 30, 2024, Management, under the advice of its legal advisors, submitted a request to join the program, with a discount of approximately 55%. The total amount was subject to fees for the PGF.

The Company's application was accepted on February 12, 2025. The transaction was completed on February 25, 2025, with the payment of the corresponding Federal Collection Guides.

	Company / Consolidated
Nature/Degree of Risk of loss	09.30.2025	12.31.2024
Probable	1,044,361	1,151,095
Possible	3,131,825	3,066,637

44

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

19.c.1. Regulatory provisions

Management, under the advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings to be probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL, alleging non-compliance with sectoral regulations, as well as filing legal proceedings, mostly, sanctions applied by ANATEL at the administrative level. These include:

•	Burden: Specifically regarding the payment of the onerous charge applied to Personal Mobile Service (SMP) (SMP burden), there is a dispute as to whether revenues are due for radio frequency renewal. Management, under the advice of legal counsel, assesses that there is a probable loss for the SMP burden regarding data revenue, due to the existence of unfavorable decisions both by ANATEL in 2021 and in the lower court. Although the Company managed to overturn one of the unfavorable decisions, the judgment of the Company's Appeal in the lower court was not final, and ANATEL has already appealed. The Company is now prospectively paying amounts for ANATEL, starting in 2022, accordingly, the provision is maintained.
•	General User Rights (“DGU”): The Company and/or its subsidiaries are involved in administrative and judicial discussions regarding the rights of users of telecommunications services, with regard the General Regulation of Consumer Rights of Telecommunications Services (“RGC”), approved by Resolution No. 632/2014, especially regarding the provision of services, collection of amounts, disputes, reimbursement, among others.
•	Quality: The Company and/or its subsidiaries are involved in administrative and judicial discussions regarding telecommunications services arising from SMP, SeAC and SCM concessions, compliance with the indicators that measure the quality of these services nationwide, based on the Telecommunications Services Quality Regulation (“RQUAL”), approved by Resolution No. 717/2019.
•	Relationship with other Providers: The Company and/or its subsidiaries are involved in administrative and legal discussions affecting the regulatory relationship with other telecommunications service providers regarding interconnection, EILD, and the supply of other wholesale products.

The consolidated provisions totaled R$941,675 and R$953,080 on September 30, 2025 and December 31, 2024, respectively.

Other cases:

•	The Company and/or its subsidiaries are involved in administrative and legal discussions regarding other matters, including for service interruptions, various regulatory obligations, technical irregularities, Public Civil Actions, among others.
•	On October 1, 2024, the Company was advised of a Monitoring and Control Procedure ("PAC") for Reimbursement to monitor compliance with the obligation to compensate consumers identified in a Procedure for Determining Non-Compliance with Obligations ("PADO") that is in progress. As the original PADO has not issued its final decision, a request was made to suspend the PAC, which was accepted by ANATEL through a Decision.

The consolidated amounts provisions totaled R$102,686 and R$198,015 on September 30, 2025 and December 31, 2024, respectively.

45

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

19.c.2. Possible risk of losses - regulatory contingencies

Management, under the advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible:

•	Dispute regarding revenues in the calculation of the burden due to the extension of radio frequencies associated with SMP (except for SMP data revenues in Note c.1). ANATEL believes that the calculation of the burden should consider 2% on all economic profits resulting from the provision of the SMP service. The Company believes that the revenues that are not part of the SMP service plans, such as interconnection, SVA, revenues earned in the 15th year of the licenses' validity and others, should not be considered in the calculation of the burden. Accordingly, the Company filed administrative claims and lawsuits to challenge ANATEL's burden charges. In July 2024, ANATEL's Board of Directors ruled on the PAC for the calculation of the burden for the 2016 biennium, related to the extension of the radio frequency associated with the SMP, the result of which was partially favorable to the Company. It decided to include the restricted scope in the calculation methodology, resulting in a reduction in amounts. In this regard, ANATEL has already proceeded with the recalculation of the 2017 and 2018 biennium, to record the effects of the decision, with the remaining periods pending recalculation by ANATEL. Other proceedings may be impacted by this decision, with pending recalculation by ANATEL. The estimated possible loss prognosis for the SMP burden, is R$1,117,606 and R$1,024,955 on September 30, 2025 and December 31, 2024, respectively.
•	Legal proceeding filed by the Company to overturn a decision by CADE, alleging that certain operators (Claro, Oi Móvel and the Company) had engaged in anticompetitive conduct by forming the Rede Correios Consortium to compete in electronic auction No. 144/2015, held by the Brazilian Post and Telegraph Company; and that there was alleged price discrimination by the Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine of R$28,394, which update with interest totals R$41,922 and R$38,109 on September 30, 2025 and December 31, 2024, respectively. This action seeks to annul the aforementioned sanction, based on (i) no legal prohibition to form a consortium to participate in a public bidding process; (ii) the lack of typicality and the impossibility of sanctioning by analogy; and (iii) the absence of clear criteria for calculating the sanction and the lack of reasonableness. The case is in the first instance awaiting a ruling.
•	The PADO that deals with coverage targets for which the fine applied was R$127,741, which updated with interest totals R$179,953 and R$167,658 on September 30, 2025 and December 31, 2024, respectively, exchanging the formal with alternative means of settling the fine, by way of investment in the installation of a 4G radio base station in 188 locations no having access to this technology, within two and a half years, including year one maintenance costs. The installation will not be performed by range sharing, swap, network rental, industrial exploration contracts, or other contractual means. Upon confirmation by ANATEL, compliance within the determined period has been subject to monitoring.
•	On October 1, 2024, the Company was advised of a Monitoring and Control Procedure (“PAC”) for Compensation to monitor compliance with the obligation to provide compensation to consumers identified in a Procedure for Determining Non-Compliance with Obligations (“PADO”) which is in progress, which updated with interest totals R$39,003 and R$35,968 on September 30, 2025 and December 31, 2024, respectively. As the original PADO has no final decision yet, a request was made to suspend the PAC, which was accepted by ANATEL through a Decision.

The consolidated estimates totaled R$1,378,484 and R$1,266,690 on September 30, 2025 and December 31, 2024, respectively.

In addition to the specific cases above, the Company is involved in administrative proceedings instituted mainly by ANATEL (other agents, including other operators, also have claims against the Company) based on alleged non-compliance with sectoral regulations, as well as ordinary legal proceedings and writs of mandamus, mainly, sanctions applied by ANATEL in the administrative sphere (Note 19.c.1.), namely: General User Rights (“DGU”); Quality and Relationship between Providers. The consolidated amounts involved totaled R$1,291,733 and R$1,230,427 on September 30, 2025 and December 31, 2024, respectively.

46

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Other cases:

•	The Company and/or its subsidiaries are involved in administrative and legal matters, such as coverage targets, service interruptions, various regulatory obligations, technical irregularities, payment of public prices for the acquisition of radio frequencies, compensation for unused frequency bands previously granted to the MMDS, Public Civil Actions, among others.
•	The Company is a party to legal proceedings concerning the suspension of services, non-increase of tariffs, repairs and maintenance of poles, not currently inestimable. These proceedings are still awaiting judgment in the respective courts.

The consolidated estimates totaled R$461,608 and R$569,520 on September 30, 2025 and December 31, 2024, respectively.

19.d. Civil provision civil contingencies

	Company		Consolidated
Nature/Degree of Risk of loss	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Probable	1,390,863	1,406,253	1,396,133	1,411,141
Possible	1,890,736	1,976,995	1,905,373	2,000,926

19.d.1. Civil provisions

Management, under the advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On September 30, 2025 and December 31, 2024, the provision was R$136,087 and R$152,109, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings related to individual matters at a consumer level, relating to the non-provision of services and/or products sold. On September 30, 2025 and December 31, 2024, the provision was R$259,315 and R$293,571, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings of a consumer and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On September 30, 2025 and December 31, 2024, the provision was R$1,000,731 and R$965,461, respectively.

19.d.2. Possible losses - civil contingencies

Management, under the advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON“), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune“), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina“, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

47

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10,000.00 (Ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A review appeal was filed which granted a stay of execution suspending the unfavorable decision until final judgment in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. An expert report was submitted and the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune, addressed by the Superior Court of Justice. An internal appeal was filed by Lune, which has not yet been judged. Management is unable to reasonably estimate a liability with respect to this claim.

•	The Company, together with other operators that provide telecommunications services, is a defendant in disputes that challenge the practice adopted by operators of imposing a prescriptive term for the use of prepaid minutes. In other words, the plaintiff claims that the minutes of the prepaid package should not expire after the end of a specific term, and can be used at any time by the consumer. The TRF of the 6th Region, the public civil action that was originally processed in Uberlândia/MG forwarded it to the new TRF, which rejected the necessary referral, maintaining the inadmissibility of the claims made by the MPF, with the decision of the TRF of the 6th Region having already become final. There is still an ongoing public civil action, which was originally processed in Belém/PA, which is awaiting judgment in the TRF of the 1st Region, as well as the public civil action proposed by the OAB/SP against the Federal Union, ANATEL and operators, which was summarily extinguished, but which, by decision of the TRF of the 3rd Region, determined the processing of the action, without any sentence having been handed down yet.

19.e. Labor provision and contingencies

	Company		Consolidated
Nature/Degree of Risk of loss	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Probable	991,945	891,398	1,007,209	935,541
Possible	1,130,967	1,329,707	1,152,251	1,346,257

The labor provision and contingencies involve several labor claims of former employees and former outsourced employees (claiming secondary obligor or joint liability), for among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous practices.

48

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

20. LOANS, FINANCING, DEBENTURES, LEASES AND OTHER CREDITORS

On September 30, 2025, the contractual conditions of loans, financing, debentures and leases are the same as in Note 21. Loans, Financing, Debentures, Leases and Other Creditors, disclosed in the financial statements for the year ended December 31, 2024, (except for the events described in item 20.a.3. of this Note).

20.a. Balances

		Consolidated
		09.30.2025			12.31.2024
	Annual interest rate	Current	Non-current	Total	Current	Non-current	Total
Leases (a.1)		4,523,973	9,574,594	14,098,567	4,520,626	10,725,980	15,246,606

Debentures (7th issue) (a.2)	CDI + 1,12% / CDI + 1,35%	68,848	2,000,000	2,068,848	1,695,214	2,000,000	3,695,214

Loans and financing (a.3)		318,337	1,590,815	1,909,152	232,118	1,572,592	1,804,710
5G Licenses	SELIC	67,282	1,009,237	1,076,519	62,811	942,159	1,004,970
Liabilities for acquisition of a company		41,741	214,061	255,802	26,182	207,167	233,349
Acquisition of Vita IT by TIS (2022)	IPCA	22,731	17,383	40,114	22,290	41,289	63,579
Acquisition of Vale Saúde by POP (2023)	DI	—	3,948	3,948	—	3,578	3,578
Acquisition of IPNET by CloudCo Brasil (2024)	IPCA / SELIC	13,625	155,033	168,658	3,892	162,300	166,192
Acquisition of Samauma by Terra Networks (2025)	CDI	5,385	37,697	43,082	—	—	—
Tax Refinancing and Amnesty Program	SELIC	176,553	265,293	441,846	130,563	313,799	444,362
Financial institutions	CDI + 2,9% / Pré	3,327	1,474	4,801	2,386	2,500	4,886
Other creditors		29,434	100,750	130,184	10,176	106,967	117,143
Subscriptions for senior shares in Vivo Money	CDI + 3,75%	29,378	53,839	83,217	9,466	58,652	68,118
CloudCo Loan Agreement with TC&CT	Euribor 6M + 2,40%	56	46,911	46,967	710	48,315	49,025
Total		4,911,158	13,165,409	18,076,567	6,447,958	14,298,572	20,746,530

All liabilities were contracted in Brazilian Reais (R$), except for the loan agreement entered into on September 26, 2024, between the Company's subsidiary - CloudCo Brasil and Telefónica Cybersecurity & Cloud Tech (a Telefónica Group company), which was contracted in Euros.

20.a.1. Leases

The consolidated annual weighted average rates of the lease contracts were 12.85% and 12.17%, with average maturity terms of 4.81 years and 5.12 years on September 30, 2025 and December 31, 2024, respectively.

49

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The balances of the lease payables are as follows:

	Consolidated
	09.30.2025	12.31.2024
Nominal value payable	18,814,565	20,401,868
Unrealized financial expenses	(4,715,998)	(5,155,262)
Present value payable	14,098,567	15,246,606

Current	4,523,973	4,520,626
Non-current	9,574,594	10,725,980

20.a.2. Debentures

The debentures are “Sustainability-linked”, (Debentures linked to Environmental, Social and Corporate Governance (“ESG”) performance), as defined by the International Capital Market Association for the Sustainability-Linked Bond Principles, June 2020 version.

The debentures are subject to early maturity events, as set out in clause 6.30 of “Early Maturity” of the Deed of Issuance (“Deed”), which may or may not be automatic upon: (i) non-compliance , by the Company, of any pecuniary or non-pecuniary obligation relating to the debentures and/or provided for in the Deed, not resolved within the deadlines provided for in the Deed; (ii) liquidation, dissolution or extinction of the Company in the manner provided for in the Deed; (iii) spin-off, merger, incorporation, incorporation of shares or any form of corporate reorganization involving the Company, as provided for in the Deed; (iv) early maturity of any debts and/or financial obligations of the Company within the scope of the financial market and capital market operations, local or international, under the terms set out in the Deed; (v) make the distribution and/or payment of dividends, interest on equity or make any other payments to its shareholders, if the Company is in default with any of its pecuniary obligations relating to the debentures; (vi) transfer, by the Company, by any means, assignment or promise of assignment to third parties, of the rights and obligations acquired or assumed in the documents relating to the debentures; (vii) reduction of the Company's share capital, as provided for in article 174, paragraph 3, of the Brazilian Corporation Law, except if for (a) absorption of losses or (b) distribution of resources to the Company's shareholders, up to the limit of 15% of the Company's share capital, individually or in aggregate, on the date of execution of the Deed of Issue; and (viii) disposal of, or creation of liens or encumbrances on, relevant operating assets of the Company, provided that they represent, individually or in aggregate, 15% or more of the Company's total assets, based on the Periodic Financial Statements immediately prior to the date of the event.

Failure to comply with any of the above covenants could result in default under the debenture indenture, which would have a material adverse effect on the Company's financial condition. These clauses are strictly monitored by the Company, aiming to ensure compliance with contractual obligations and guarantee the continuity of the debenture and maintenance of the Company's financial situation.

On September 30, 2025 and December 31, 2024, all applicable covenants had been complied with by the Company.

20.a.3. Loans and Financing

In the quarter ended September 30, 2025, new events are described below:

50

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Liabilities for acquisition of companies

Acquisition of Samauma by Terra Networks (Note 1.c.1.)

The total purchase consideration for the acquisition of Samauma by Terra Networks in 2025, including the price adjustments agreed between the parties, will not exceed R$66,451, accruing DI interest between the closing date of the transaction and 10 days before the actual payment. Of this amount, R$22,000 was paid upfront upon completion of the transaction and a first installment of R$4.655. The remainder will be paid in accordance with contractual clauses. The balance on September 30, 2025 was R$43,082.

Tax Amnesty and Refinancing Program

State of Rio Grande do Sul

The Company joined the Tax Amnesty Refinancing Program for ICMS related lawsuits in the State of Rio Grande do Sul. Accordingly, the remaining installment of R$73,593 was classified as a financing, which will be paid in 18 installments bearing SELIC interest. The balance as of September 30, 2025, was R$50,574.

State of Minas Gerais

The Company joined the Tax Amnesty and Refinancing Program for ICMS on electricity bills lawsuits in the State of Minas Gerais in the amount of R$54,646. Upon joining this installment program, a cash payment of R$2,732 was made and the remaining balance of R$51,913 is to be paid in monthly installments bearing SELIC interest, with the final installment due in February 2026. In June 2025, the Company joined a Refis program for this installment plan, with the initial balance of R$35,320 with a down payment of R$2,943. The balance on September 30, 2025, was R$24,357.

Financial institutions

Samauma, acquired by Terra Networks in 2025, has bank loans with financial institutions with fixed interest rates. The interest and principal will be repaid in 2025. The balance on September 30, 2025 was R$2,284.

Other creditors

Desenrola Program

The Company joined the Desenrola Program in order to renegotiate regulatory debts in the amount of R$173,796. This balance was paid in monthly installments, plus interest of 1.43% per month, being fully paid on September 30, 2025.

20.b. Repayment schedule (non-current)

	Consolidated
Year	Leases	Debentures	5G Licenses	Liabilities for the acquisition of companies	Tax amnesty program	Financial institutions	Other creditors	Total
13 to 24 months	3,156,522	—	67,282	52,114	99,681	1,284	31,814	3,408,697
25 to 36 months	2,472,058	2,000,000	67,282	36,310	99,681	190	68,936	4,744,457
37 to 48 months	1,748,089	—	67,282	91,354	65,931	—	—	1,972,656
49 to 60 months	1,007,622	—	67,282	34,283	—	—	—	1,109,187
From 61 months	1,190,303	—	740,109	—	—	—	—	1,930,412
Total	9,574,594	2,000,000	1,009,237	214,061	265,293	1,474	100,750	13,165,409

51

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

20.c. Changes in balances

	Consolidated
	Leases	Debentures	5G Licenses	Financial institutions	Liabilities for the acquisition of companies	Refinancing and Amnesty Program	Other creditors	Total
Balance on December 31, 2023	13,596,039	3,721,589	1,300,686	—	88,888	—	30,025	18,737,227
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	83,084	83,084
Income, excluding cash and cash equivalents	2,561,435	—	—	—	—	484,654	—	3,046,089
Exchange variation (Note 27)	—	—	—	—	—	—	113	113
Financial charges / Fair value (Note 27)	1,181,768	309,766	34,375	—	4,143	13,595	6,212	1,549,859
Write-offs (cancellation of contracts)	(55,640)	—	—	—	—	—	—	(55,640)
Write-offs (payments) – Principal	(2,151,962)	—	(285,250)	—	(22,927)	(38,018)	—	(2,498,157)
Write-offs (payments) – financial charges	(1,153,390)	(443,422)	(2,241)	—	(3,862)	(829)	(6,814)	(1,610,558)
Balance on September 30, 2024	13,978,250	3,587,933	1,047,570	—	66,242	459,402	112,620	19,252,017
Income, excluding cash and cash equivalents	2,212,944	—	—	—	—	—	—	2,212,944
Exchange variation	—	—	—	—	—	—	2,485	2,485
Financial charges / Fair value	449,225	107,282	20,212	73	3,315	7,848	3,547	591,502
Business combination – IPNET (Note 1.c.4)	—	—	—	5,563	163,792	—	—	169,355
Write-offs (cancellation of contracts)	(13,481)	—	—	—	—	—	—	(13,481)
Write-offs (payments) – Principal	(929,583)	—	(46,437)	(750)	—	(20,112)	—	(996,882)
Write-offs (payments) – financial charges	(446,802)	(1)	(16,375)	—	—	(2,776)	(1,509)	(467,463)
Other changes	(3,947)	—	—	—	—	—	—	(3,947)
Balance on December 31, 2024	15,246,606	3,695,214	1,004,970	4,886	233,349	444,362	117,143	20,746,530
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	20,000	20,000
Income, excluding cash and cash equivalents	1,550,334	—	—	—	—	129,766	166,215	1,846,315
Exchange variation (Note 27)	—	—	—	—	—	—	(1,419)	(1,419)
Financial charges / Fair value (Note 27)	1,253,674	337,989	71,549	432	12,136	28,912	30,750	1,735,442
Business combination – Samauma (Note 1.c.1)	—	—	—	12,659	44,451	—	—	57,110
Settlement by offsetting judicial deposit (Note 10)	—	—	—	—	—	(38,745)	—	(38,745)
Write-offs (cancellation of contracts)	(127,209)	—	—	—	—	—	—	(127,209)
Write-offs (payments) – Principal	(2,497,580)	(1,500,000)	—	(12,624)	(30,509)	(99,460)	(178,695)	(4,318,868)
Write-offs (payments) – financial charges	(1,327,258)	(464,355)	—	(552)	(3,625)	(22,989)	(23,810)	(1,842,589)
Balance on September 30, 2025	14,098,567	2,068,848	1,076,519	4,801	255,802	441,846	130,184	18,076,567

21. DEFERRED REVENUE

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Contractual Liabilities (customer contracts)(1)	718,919	772,642	1,173,359	1,016,935
Disposal of PP&E(2)	57,534	61,919	57,534	61,919
Government grants	1,716	6,714	1,716	6,714
Other(3)	7,837	7,964	182,273	60,478
Total	786,006	849,239	1,414,882	1,146,046

Current	661,526	724,157	1,196,712	1,019,134
Non-current	124,480	125,082	218,170	126,912

(1)	Refers to the balance of contractual liabilities of customers, deferred until performance obligations are satisfied.
(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.
(3)	The consolidated amounts include the resale of software licenses from the indirect subsidiary TIS.

52

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

22. OTHER LIABILITIES

	Company		Consolidated
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Return of capital to shareholders payable, net of IRRF(Note 23)(1)	91,093	38,721	91,093	38,721
Reverse split and share split (Note 23)(2)	825,290	—	825,290	—
Surplus from post-employment benefit plans (Note 30)	658,527	720,731	665,633	728,559
Liabilities payable to ANATEL(3)	976,549	1,039,492	976,549	1,039,492
Third-party withholdings(4)	161,776	205,671	173,774	218,244
Liabilities with related parties (Note 28)	121,993	134,594	114,659	133,928
Amounts to be refunded to customers	96,895	124,398	101,493	126,867
Other liabilities	82,695	74,192	83,253	74,660
Total	3,014,818	2,337,799	3,031,744	2,360,471

Current	1,428,527	701,925	1,438,535	716,984
Non-current	1,586,291	1,635,874	1,593,209	1,643,487

(1)	Refers to the Company's capital reduction (note 23.a.1)
(2)	Refers to stocks splits (Note 23.a.2).
(3)	Includes the cost of renewing STFC and SMP licenses.
(4)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

23. EQUITY

23.a. Capital

Pursuant to Law No. 6,404 of December 15, 1976 (“Corporation Law”), Article 166, item IV) – capital may only be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe to a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, by placement through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

23.a.1) Return of Capital to Shareholders

A Material Fact Notice was issued to the market on November 5, 2024, advising of the Board of Directors approval of (i) a proposal, subject to deliberation at an EGM, for a return of capital to shareholders of R$2.0 billion, without the cancellation of shares, thereby reducing capital; and (ii) convening an EGM to deliberate on said capital reduction proposal and amendment to the Company's Articles of Incorporation. On December 18, 2024, the Company's EGM approved the reduction of its capital, under the terms detailed in the Material Fact Notice.

The share capital reduction is intended to improve the Company’s capital structure generating value for its shareholders. Following the approval at the EGM, the capital reduction was subject to a notice period of 60 days from the publication of the respective minutes, as provided for in Article 174 of the Brazilian Corporation Law.

53

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

On February 18, 2025, the Company informed its shareholders and the market in general that, on February 17, 2025, the term provided for in article 174 of the Corporations Law ended; therefore, the reduction became fully effective.

On February 27, 2025, the Company informed its shareholders that, following its acquisition of own shares under the Company's Share Buyback Program, the unit value per share to be paid as a result of the reduction in share capital approved at the Extraordinary General Meeting held on December 18, 2024 would be R$1.23337023478 per common share issued by the Company.

The return of capital was settled on July 15, 2025, based on the individual shareholder positions as per the Company’s books of record by February 27, 2025 (including). After this date, the shares issued by the Company were considered "ex-refund rights."

23.a.2) Split and reverse split of the Company's shares

On March 13, 2025, the Company informed its shareholders and the market in general that: (i) at the Company's EGM held on the same date, the proposal for the reverse split of all common shares issued by the Company was approved, in the proportion of 40 shares for 1 share, and subsequent split, so that 1 reverse split share now corresponds to 80 shares, without changing the value of the Company's share capital, but only its total number of shares, with the consequent change to its Bylaws (“Transaction”); and (ii) at a meeting of the Company's Statutory Board of Directors held on the same date after the EGM, it was approved that the procedures for implementing the Transaction would begin on the same date, and the term was defined as between March 14, 2025 (inclusive) and April 14, 2025 (inclusive) so that shareholders holding common shares of the Company could, if applicable, compose their share positions in whole lots multiples of 40, at their free and exclusive discretion, in order to ensure ownership of a whole number of shares as a result of the Transaction (“Free Position Adjustment Period”).

As approved at the EGM, the Transaction did not result in any change to the total number of the Company's securities underlying its American Depositary Receipt - “ADR” program.

The objective of the Transaction was to increase the liquidity of the Company's shares and, consequently, improve their price formation by increasing the number of outstanding shares effectively traded and adjusting their price. Furthermore, the Transaction intends to: (i) reduce operating and administrative costs resulting from the current shareholder base; (ii) provide greater efficiency in the management of the shareholder base; (iii) increase the efficiency of the systems for registering book-entry shares and custody; (iv) improve the provision of information and communication, and service to shareholders; and; (v) provide greater efficiency in the distribution of profits to the Company's shareholders.

Transaction Completion

The Transaction was completed on the first business day following the end of the Free Position Adjustment Period, that is, on April 15, 2025, at which time the Company's share capital was divided into 3,261,287,392 common shares with no par value reflecting the new shareholding positions. Once the Free Position Adjustment Period has ended, shareholders who hold fractions of shares resulting from the Transaction will be subject to the procedure set forth under “Fractions of Remaining Shares”, described below.

As of April 15, 2025, inclusive, the shares began to be traded ex-reverse split and ex-split.

Fractions of Remaining Shares

54

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

After the end of the Free Position Adjustment Period, fractional shares held by shareholders who did not hold whole units of 40 shares were sold at an auction held at B3 on behalf of the fractional shareholders (“Auction”). The net proceeds from the sale of these shares were apportioned and distributed proportionally among all fractional shareholders as follows: (i) for shareholders with complete registration data, the amounts were deposited in the checking account indicated in the respective shareholder's registration; (ii) for shareholders with shares deposited in the B3 Central Depository, the amounts were credited directly to the Central Depository, which was responsible for transferring them to the respective shareholder through its custody agent; and (iii) for other unidentified shareholders or those without complete registration data: the amounts are available at the Company, for the legal term, for receipt by the respective holder upon provision of complete registration data.

The resources allocated to investors (residents and non-residents) were subject to income tax on any gains, which were taxed as "net gains", in accordance with current legislation.

The Transaction (i) was applied to all of the Company's shareholders; (ii) did not result in any change to the value of the Company's share capital; (iii) did not modify the rights granted by the shares issued by the Company to their holders; and (iv) implied a change, consistent with the Transaction, in the number of shares comprising each ADR, with one ADR representing two common shares issued by the Company, while the total number of ADRs in circulation remained unchanged.

On May 19, 2025, the Company informed its shareholders and the market in general that, on the same date, an auction was held for the sale of 35,633,792 common shares, formed from the consolidation of fractions of shares resulting from the reverse stock split of all common shares issued by the Company, in the proportion of 40 shares for 1 share, with subsequent split, so that 1 reverse stock split now corresponds to 80 shares, without changing the value of the Company's share capital, but only its total number of shares, as approved by the shareholders at the Company's Extraordinary General Meeting held on March 13, 2025.

The proceeds of the auction generated R$949,354, net of costs and fees, equivalent to R$26.64196300439 per common share. This amount was made available to holders of fractional shares, based in their respective, in the appropriate proportions, up to May 28, 2025.

On the date of issue of these ITRs, the Company had already paid R$124,064 to the identified holders of fractional shares, leaving the amount of R$825,290 available to unidentified holders or those with incomplete registration data.

Composition of the Company's Capital

The subscribed and paid-in share capital was R$60,071,416 and R$62,071,416 on September 30, 2025 and December 31, 2024, respectively, represented by shares, all common, book-entry and with no par value, distributed as follows:

55

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	09.30.2025		12.31.2024
Shareholders	Number	%	Number	%
Controlling Group	2,488,480,640	77.13%	2,488,480,640	76.30%
Telefónica	1,268,797,680	39.33%	1,268,797,680	38.90%
Telefónica Latinoamérica Holding	1,217,810,000	37.74%	1,217,810,000	37.34%
Telefónica Chile	1,872,960	0.06%	1,872,960	0.06%
Other shareholders	716,484,012	22.20%	764,884,568	23.46%
Treasury Shares	21,581,970	0.67%	7,922,184	0.24%
Total shares	3,226,546,622	100.00%	3,261,287,392	100.00%
Treasury Shares	(21,581,970)		(7,922,184)
Total shares outstanding	3,204,964,652		3,253,365,208

Book value per outstanding share:
On 09/30/2025				R$ 21.35
On 12/31/2024				R$ 21.43

The number of shares and the equity value per share outstanding for the comparative period (December 31, 2024) are being re-presented as though the reverse stock split and stock split (Note 23.a.) had occurred from the first period presented.

23.b. Company's share buyback program

On February 25, 2025, the Company's Board of Directors, in accordance with article 15, item XV of the Company's Articles of Association and CVM Resolution No. 77/2022, approved a new share buyback program to acquire common shares issued by the Company to be held in treasury, subsequently canceled or sold, without reducing the share capital, with the purpose of increasing value to shareholders through efficient use of available cash resources, optimizing the Company's capital allocation.

The shares in the buyback program are to be acquired with resources available in the statutory profit reserve plus net income of the current year, pursuant to article 8, § 1, items I and II of CVM Resolution No. 77/2022. The maximum amount to be used in the program is R$1.75 billion.

This program began on February 26, 2025 and will end on February 25, 2026.

In the period ended September 30, 2025, the Company repurchased 48,400,556 common shares, already adjusted to reflect the effects of the reverse stock split and stock split (Note 23.a.) totaled R$1,426,481.

At a meeting held on July 24, 2025, the Company's Board of Directors approved the cancellation of 34,740,770 common, book-entry shares with no par value issued by the Company held in treasury, equivalent to 1.07% of the share capital, without reducing its total amount. These shares were acquired under the Company's Share Buyback Program. The total amount of the cancelled share was R$928,922. As a result of the approved cancellation of the shares, the Company's share capital is now divided into 3,226,546,622 common, book-entry shares with no par value.

23.c. Capital reserves

The information on capital reserves is the same as in Note 24) Equity, item c, disclosed in the financial statements for the year ended December 31, 2024, except for the changes that occurred during the period ended September 30, 2025, as follows: (i) recognition of the capital transaction related a reverse stock split and stock split in the amount of R$4,241 (note 23.a.2); and (ii) cancellation of 1,122 treasury shares totaling R$30.

The balances were R$58,854 and R$63,095 on September 30, 2025 and December 31, 2024, respectively.

56

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

23.d. Income reserves

The information on income reserves is the same as in Note 24) Equity, item d, disclosed in the financial statements for the year ended December 31, 2024, except for the following changes in the quarter ended September 30, 2025, namely: (i) repurchase of 48,400,556 common shares, already adjusted to reflect the effects of the reverse stock split and stock split (Note 23.a.), totaling R$1,426,481; (ii) cancellation of 34,739,648 treasury shares, totaling R$928,892 and; (iii) appropriations to tax incentive reserves of R$2,804.

The balances were R$6,093,931 and R$7,523,216 on September 30, 2025 and December 31, 2024, respectively.

23.e. Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax. Tax immune shareholders received interest, without deductions for withholding income tax.

23.e.1. Interim interest on equity for 2025

At meetings of the Company's Board of Directors, interest on equity was declared, pursuant to article 26 of the Company's Articles of Association, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022. As provided for in article 26 of the Company's Articles of Association, the interest distributions comprise part of the mandatory dividend for the year ending December 31, 2025, subject to ratification by the Shareholders' General Meeting to be held in 2026, as follows:

Dates
Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
13.02.2025	24.02.2025	30.04.2026	180,000	153,000	0.09429252266
13.03.2025	24.03.2025	30.04.2026	200,000	170,000	0.10493556375
01.04.2025	11.04.2025	30.04.2026	240,000	204,000	0.12592267868
12.05.2025	22.05.2025	30.04.2026	500,000	425,000	0.13116945695
12.06.2025	23.06.2025	30.04.2026	200,000	170,000	0.05264314492
14.07.2025	25.07.2025	30.04.2026	330,000	280,500	0.08715426995
14.08.2025	25.08.2025	30.04.2026	250,000	212,500	0.06624319750
11.09.2025	22.09.2025	30.04.2026	400,000	340,000	0.10608541339
Total			2,300,000	1,955,000

23.e.2. Interest on Equity for 2024

Details are disclosed in Note 24) Equity, item e.3), disclosed in the financial statements for the year ended December 31, 2024.

At the AGM held on April 25, 2025, Management´s financial statements and the Management Report were examined, discussed and voted on, accompanied by the Independent Auditors' Report, the Audit and Control Committee's Opinion and the Fiscal Council's Opinion, referring to the year ended December 31, 2024, as well as the proposal for destination of net income for 2024.

23.f. Equity valuation adjustment

The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows:

Currency translation adjustments for foreign investees: Refers to cumulative translation adjustments from the translation of financial statements of Aliança (joint venture).

Financial assets at fair value through other comprehensive income: Refers to changes in the fair value of equity instruments (shares).

57

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Derivative financial instruments: Refer to the effective part of cash flow hedges up to the balance sheet date.

	Company / Consolidated
	Currency translation effects – foreign investments	Financial assets at fair value	Derivative transactions	Total
Balance on December 31, 2023	56,576	(9,274)	(593)	46,709
Translation gains	16,902	—	—	16,902
Gains from derivatives	—	—	593	593
Losses on financial assets at fair value	—	(9)	—	(9)
Balance on September 30, 2024	73,478	(9,283)	—	64,195
Translation gains	7,664	—	—	7,664
Losses on financial assets at fair value	—	(4)	—	(4)
Balance on December 31, 2024	81,142	(9,287)	—	71,855
Translation losses	(4,410)		—	(4,410)
Losses from derivatives		(5)		(5)
Gains on financial assets at fair value			(2,269)	(2,269)
Balance on September 30, 2025	76,732	(9,292)	(2,269)	65,171

23.g. Non-controlling shareholders

	IoTCo Brasil	Vivo Ventures	CloudCo Brasil	Total
Equity on December 31, 2024	109,236	137,598	25,113	271,947
Company	54,629	134,846	12,559	202,034
Non-controlling shareholders	54,607	2,752	12,554	69,913

Capital contributions and other movements in equity in the period	—	59,086	(226)	58,860
Company	—	57,904	(113)	57,791
Non-controlling shareholders	—	1,182	(113)	1,069

Merger of IoTCo Brasil by CloudCo Brasil	(112,215)	—	112,215	—
Company	(56,119)	—	56,119	—
Non-controlling shareholders	(56,096)	—	56,096	—

Statements of income movements in the period	2,979	3,209	(20,571)	(14,383)
Company	1,490	3,145	(10,288)	(5,653)
Non-controlling shareholders	1,489	64	(10,283)	(8,730)

Equity on September 30, 2025	—	199,893	116,531	316,424
Company	—	195,895	58,277	254,172
Non-controlling shareholders	—	3,998	58,254	62,252

23.h. Reconciliation of individual parent company and consolidated net income

	Three-month period ended		Nine-month period ended
	09.30.2025	09.30.2024	09.30.2025	09.30.2024
Company's net income (Company)	1,888,359	1,667,444	4,291,025	3,784,905
Participation of non-controlling shareholders	(1,139)	625	(8,730)	10,782
IoTCo Brasil	—	1,722	1,489	6,032
Vivo Ventures	(33)	(20)	64	59
CloudCo Brasil	(1,106)	(1,077)	(10,283)	4,691
Company's net income (Consolidated)	1,887,220	1,668,069	4,282,295	3,795,687

58

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

23.i. Earnings per share

Basic and diluted earnings per share were calculated by dividing net income attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company has no instruments which might potentially affect the dilution of earnings per share.

	Company		Company
	Three-month period ended		Nine-month period ended
	09.30.2025	09.30.2024	09.30.2025	09.30.2024
Net income for the period	1,888,359	1,667,444	4,291,025	3,784,905
Weighted average number of outstanding common shares for the period (in thousands)	3,212,475	3,279,082	3,231,477	3,295,179
Basic and diluted earnings per common share (R$)	0.58782	0.50851	1.32788	1.14862

The weighted average number of shares outstanding and the basic and diluted earnings per share outstanding for the comparative period (September 30, 2025) are being re-presented as though the reverse stock split and stock split(Note 23.a.) had occurred from the first period presented.

24. NET OPERATING REVENUE

	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.2025	09.30.2024	09.30.2025	09.30.2024	09.30.2025	09.30.2024	09.30.2025	09.30.2024
Gross operating revenue	19,737,387	18,657,552	58,308,077	55,117,842	20,558,982	19,196,943	60,607,525	56,747,594
Services(1)	17,979,098	16,959,790	52,883,242	49,684,726	18,735,294	17,457,232	54,990,878	51,211,610
Sale of goods(2)	1,758,289	1,697,762	5,424,835	5,433,116	1,823,688	1,739,711	5,616,647	5,535,984

Deductions from gross operating revenue	(5,509,567)	(5,088,835)	(16,345,203)	(15,289,806)	(5,609,926)	(5,157,886)	(16,623,104)	(15,483,966)
Tax	(2,765,717)	(2,658,963)	(8,280,354)	(8,050,992)	(2,862,978)	(2,721,607)	(8,552,387)	(8,233,938)
Services	(2,423,766)	(2,400,620)	(7,251,629)	(7,014,979)	(2,505,583)	(2,450,691)	(7,472,558)	(7,165,274)
Sale of goods	(341,951)	(258,343)	(1,028,725)	(1,036,013)	(357,395)	(270,916)	(1,079,829)	(1,068,664)

Discounts granted and return of goods	(2,743,850)	(2,429,872)	(8,064,849)	(7,238,814)	(2,746,948)	(2,436,279)	(8,070,717)	(7,250,028)
Services	(2,285,181)	(1,910,584)	(6,515,260)	(5,574,483)	(2,285,177)	(1,910,585)	(6,515,254)	(5,574,486)
Sale of goods	(458,669)	(519,288)	(1,549,589)	(1,664,331)	(461,771)	(525,694)	(1,555,463)	(1,675,542)

Net operating revenue	14,227,820	13,568,717	41,962,874	39,828,036	14,949,056	14,039,057	43,984,421	41,263,628
Services	13,270,151	12,648,586	39,116,353	37,095,264	13,944,534	13,095,956	41,003,066	38,471,850
Sale of goods	957,669	920,131	2,846,521	2,732,772	1,004,522	943,101	2,981,355	2,791,778

(1)	Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".

No customer contributed more than 10% of operating revenue for the quarters ended September 30, 2025 and 2024.

59

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

25. OPERATING COSTS AND EXPENSES

	Company
	Three-month period ended
	09.30.2025				09.30.2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,426,356)	(1,585,855)	(314,941)	(4,327,152)	(2,248,743)	(1,505,035)	(252,158)	(4,005,936)
Depreciation and amortization	(3,072,610)	(421,067)	(215,187)	(3,708,864)	(3,027,169)	(419,315)	(208,896)	(3,655,380)
Personnel	(279,107)	(851,335)	(310,921)	(1,441,363)	(278,203)	(874,274)	(274,727)	(1,427,204)
Cost of goods sold	(956,346)	—	—	(956,346)	(1,023,525)	—	—	(1,023,525)
Taxes, charges and contributions	(497,924)	(8,799)	(13,725)	(520,448)	(505,376)	(9,769)	(8,148)	(523,293)
Allowance for expected losses on accounts receivable (Note 5)	—	(367,212)	—	(367,212)	—	(331,341)	—	(331,341)
Rental, insurance, condominium and connection means	(343,269)	(17,975)	(12,479)	(373,723)	(343,583)	(17,140)	(11,272)	(371,995)
Materials and other operating costs and expenses	(23,254)	(31,467)	(6,109)	(60,830)	(21,085)	(22,883)	(8,999)	(52,967)
Total	(7,598,866)	(3,283,710)	(873,362)	(11,755,938)	(7,447,684)	(3,179,757)	(764,200)	(11,391,641)

	Company
	Nine-month period ended
	09.30.2025				09.30.2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(7,187,210)	(4,738,059)	(871,293)	(12,796,562)	(6,711,635)	(4,426,006)	(793,200)	(11,930,841)
Depreciation and amortization	(9,184,491)	(1,266,784)	(643,480)	(11,094,755)	(8,601,796)	(1,226,519)	(596,141)	(10,424,456)
Personnel	(838,543)	(2,573,853)	(952,952)	(4,365,348)	(830,544)	(2,581,793)	(757,791)	(4,170,128)
Cost of goods sold	(2,941,191)	—	—	(2,941,191)	(3,059,826)	—	—	(3,059,826)
Taxes, charges and contributions	(1,457,981)	(23,879)	(47,519)	(1,529,379)	(1,508,992)	(29,495)	(28,907)	(1,567,394)
Allowance for expected losses on accounts receivable (Note 5)	—	(1,067,197)	—	(1,067,197)	—	(1,032,443)	—	(1,032,443)
Rental, insurance, condominium and connection means	(996,715)	(57,383)	(37,400)	(1,091,498)	(1,063,611)	(54,605)	(36,277)	(1,154,493)
Materials and other operating costs and expenses	(66,249)	(104,875)	(39,099)	(210,223)	(57,178)	(84,253)	(30,018)	(171,449)
Total	(22,672,380)	(9,832,030)	(2,591,743)	(35,096,153)	(21,833,582)	(9,435,114)	(2,242,334)	(33,511,030)

60

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month period ended
	09.30.2025				09.30.2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,837,472)	(1,587,116)	(322,843)	(4,747,431)	(2,501,288)	(1,501,728)	(265,523)	(4,268,539)
Depreciation and amortization(1)	(3,076,503)	(424,453)	(217,308)	(3,718,264)	(3,030,197)	(420,818)	(209,901)	(3,660,916)
Personnel	(362,124)	(869,440)	(342,380)	(1,573,944)	(341,824)	(896,754)	(286,884)	(1,525,462)
Cost of goods sold	(989,365)	—	—	(989,365)	(1,043,610)	—	—	(1,043,610)
Taxes, charges and contributions	(510,944)	(9,352)	(13,807)	(534,103)	(512,901)	(9,769)	(8,498)	(531,168)
Allowance for expected losses on accounts receivable (Note 5)	—	(397,482)	—	(397,482)	—	(360,007)	—	(360,007)
Rental, insurance, condominium and connection means(2)	(342,959)	(17,089)	(13,845)	(373,893)	(343,305)	(16,492)	(11,868)	(371,665)
Materials and other operating costs and expenses	(24,795)	(30,825)	(6,660)	(62,280)	(22,150)	(28,118)	(9,436)	(59,704)
Total	(8,144,162)	(3,335,757)	(916,843)	(12,396,762)	(7,795,275)	(3,233,686)	(792,110)	(11,821,071)

	Consolidated
	Nine-month period ended
	09.30.2025				09.30.2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(8,348,024)	(4,739,796)	(910,186)	(13,998,006)	(7,513,681)	(4,412,271)	(824,318)	(12,750,270)
Depreciation and amortization(1)	(9,196,126)	(1,277,251)	(648,823)	(11,122,200)	(8,610,853)	(1,231,032)	(599,269)	(10,441,154)
Personnel	(1,069,941)	(2,634,570)	(1,050,448)	(4,754,959)	(1,024,733)	(2,646,181)	(794,564)	(4,465,478)
Cost of goods sold	(3,043,324)	—	—	(3,043,324)	(3,113,543)	—	—	(3,113,543)
Taxes, charges and contributions	(1,482,592)	(25,078)	(48,685)	(1,556,355)	(1,529,056)	(29,498)	(31,366)	(1,589,920)
Allowance for expected losses on accounts receivable (Note 5)	—	(1,184,626)	—	(1,184,626)	—	(1,142,694)	—	(1,142,694)
Rental, insurance, condominium and connection means(2)	(996,656)	(55,264)	(40,713)	(1,092,633)	(1,063,110)	(52,734)	(38,044)	(1,153,888)
Materials and other operating costs and expenses	(69,758)	(104,138)	(41,030)	(214,926)	(66,810)	(80,349)	(31,713)	(178,872)
Total	(24,206,421)	(10,020,723)	(2,739,885)	(36,967,029)	(22,921,786)	(9,594,759)	(2,319,274)	(34,835,819)

(1)	Includes consolidated lease depreciation of R$2,751,628 and R$2,534,454 for the quarters ended September 30, 2025 and 2024, respectively (Note 13.c).
(2)	Includes costs and expenses for renting infrastructure, real estate, equipment, vehicles, insurance and means of connection. In addition to small-value leases of R$5,283 and R$5,468, for the quarters ended September 30, 2025 and 2024.

61

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

26. OTHER INCOME (EXPENSES), NET

	Company
	Three-month period ended		Nine-month period ended
	09.30.2025	09.30.2024	09.30.2025	09.30.2024
Recovered expenses and fines	222,764	153,582	536,301	372,736
Provisions for legal claims (Note 19)(1)	(175,125)	(142,252)	(568,904)	(470,508)
Other operating income (expenses)	174,127	70,067	20,610	(66,443)
Total	221,766	81,397	(11,993)	(164,215)

Other operating income	396,891	223,649	556,911	372,736
Other operating expenses	(175,125)	(142,252)	(568,904)	(536,951)
Total	221,766	81,397	(11,993)	(164,215)

	Consolidated
	Three-month period ended		Nine-month period ended
	09.30.2025	09.30.2024	09.30.2025	09.30.2024
Recovered expenses and fines	223,097	154,917	537,384	374,660
Provisions for legal claims (Note 19)(1)	(176,084)	(143,410)	(571,018)	(474,270)
Other operating income (expenses)	168,725	59,397	16,956	(87,792)
Total	215,738	70,904	(16,678)	(187,402)

Other operating income	391,822	214,314	554,340	374,660
Other operating expenses	(176,084)	(143,410)	(571,018)	(562,062)
Total	215,738	70,904	(16,678)	(187,402)

(1)	In 2025 and 2024, they include R$25,638 and R$26,546, respectively, referring to the reversal of expenses for provisions for legal claims upon joining the tax amnesty and refinancing programs (Note 19.b.).

62

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

27. FINANCIAL INCOME (EXPENSES), NET

	Company
	Three-month period ended		Nine-month period ended
	30.09.2025	30.09.2024	30.09.2025	30.09.2024
Financial Income
Gain on derivative transactions (Note 31)	58,100	66,021	155,762	166,768
Interest income	221,011	144,552	644,977	430,127
Foreign exchange and monetary variation gains	64,429	53,667	194,483	132,677
Interest (customers, taxes and other)	68,791	71,244	206,884	172,852
Other financial income	26,139	19,578	144,590	89,327
Total	438,470	355,062	1,346,696	991,751

Financial Expenses
Charges for financing, debentures and leases (Note 20)(1)	(550,304)	(484,723)	(1,710,171)	(1,540,149)
Provisions for legal claims (Note 19)(2)	(211,192)	(105,532)	(535,507)	(246,085)
Loss on derivative transactions (Note 31)	(79,691)	(75,139)	(238,451)	(151,481)
Interest (financial institutions, trade accounts payable, taxes and other)	(185,325)	(153,537)	(591,323)	(405,990)
Foreign exchange and monetary variation losses (suppliers, taxes and others)	(4,967)	(29,671)	(28,756)	(121,625)
Other financial expenses	(68,209)	(39,204)	(157,011)	(113,297)
Total	(1,099,688)	(887,806)	(3,261,219)	(2,578,627)

Financial income (expenses), net	(661,218)	(532,744)	(1,914,523)	(1,586,876)

	Consolidated
	Three-month period ended		Nine-month period ended
	30.09.2025	30.09.2024	30.09.2025	30.09.2024
Financial Income
Gain on derivative transactions (Note 31)	60,581	69,604	175,974	171,957
Interest income	236,819	155,475	688,460	459,877
Foreign exchange and monetary variation gains	70,703	56,884	212,147	142,715
Interest (customers, taxes and other)	67,656	71,715	203,902	174,886
Other financial income	26,861	19,949	146,555	96,832
Total	462,620	373,627	1,427,038	1,046,267

Financial Expenses
Charges for financing, debentures and leases (Note 20)(1)	(556,653)	(487,760)	(1,735,442)	(1,549,859)
Provisions for legal claims (Note 19)(2)	(211,567)	(107,453)	(541,457)	(251,855)
Loss on derivative transactions (Note 31)	(91,819)	(78,526)	(278,301)	(155,630)
Interest (financial institutions, trade accounts payable, taxes and other)	(186,187)	(154,106)	(593,014)	(407,643)
Foreign exchange variation on loans and financing (Note 20)	1,519	(113)	1,419	(113)
Foreign exchange and monetary variation losses (suppliers, taxes and others)	(12,185)	(33,225)	(40,512)	(129,613)
Other financial expenses	(72,114)	(41,427)	(164,420)	(118,824)
Total	(1,129,006)	(902,610)	(3,351,727)	(2,613,537)

Financial income (expenses), net	(666,386)	(528,983)	(1,924,689)	(1,567,270)

(1)	Includes consolidated R$1,253,674 e R$1,181,768 for the three-month period ended September 30, 2025 and 2024, respectively, referring to lease charges (Note 20.c).
(2)	In 2025 and 2024, includes the amounts of R$65,990 and R$374,271, respectively, referring to the reversal of provisions for legal claims upon joining the tax amnesty and refinancing programs (Note 19.b.)

63

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

28. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

28.a. Balances and transactions with related parties

The main balances of assets and liabilities with related parties arise from transactions with member companies of the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:

a)	Fixed and mobile telephone services, provided to Telefónica Group companies.
b)	Fiber optic network construction consultancy service.
c)	Installments receivable as from the sale of equity interests and capital contributions, and accruals.
d)	Shared services, at the cost.
e)	Right to use certain software licenses and contracted maintenance and support services.
f)	International transmission infrastructure for various contracted data circuits and connection services.
g)	Adquira Sourcing Platform, an online solution for negotiating the purchase and sale of various goods and services.
h)	Cost Sharing Agreement, reimbursement of expenses related to the digital business.
i)	Financial Clearing House Roaming, inflows of funds for payments and receipts arising from the roaming operation.
j)	Data communication services and integrated solutions.
k)	Long-distance calling and international roaming services.
l)	Disposal of assets.
m)	Brand Fee, for the assignment of use of brand rights.
n)	Rental of buildings, data circuit or infrastructure.
o)	Factoring operations, financing line for services provided by Telefónica Group suppliers.
p)	Contracts for the assignment of rights to use the pipeline network, duct rental services for fiber optics and right-of-way occupation contracts with various highway concessionaires.
q)	Provision of transportation, storage and equipment repair services to companies in the Telefónica Group.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for their employees with Visão Prev and Sistel (Note 30.).

Telefônica Corretora de Seguros (“TCS“) is an insurance broker for the Company and its subsidiaries for insurance of cell phones, operational risks, general liability, guarantee insurance, among others. There are no outstanding balances between TCS and the Company and its subsidiaries.

64

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		09.30.2025			12.31.2024
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Móveis Chile	k)	—	1,421	—	—	1,415	—
Telefónica Latinoamerica Holding	d)	—	—	1,675	—	—	2,389
Telefónica	d)	—	4,369	109	—	—	66
		—	5,790	1,784	—	1,415	2,455
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / n) / q)	—	1,210	415	—	3,331	317
Telefónica Venezolana	d) / k)	—	10,185	5,030	—	11,857	5,821
Telefónica Global Solutions	f) / k)	—	22,449	—	—	25,626	—
Telefónica Innovación Digital	d)	—	—	8,110	—	—	3,581
Telefónica Moviles Argentina	k)	—	—	—	—	6,183	—
Telfisa Global BV	i)	25,214	—	—	18,308	—	—
Telxius Cable Brasil	a) / d) / f)	—	3,392	169	—	6,644	411
Telefonica Ciberseguranca e Tecnologia do Brasil	a) / d) / e) / n)	—	2,534	11,275	—	131	18,270
FiBrasil Infraestrutura e Fibra Ótica	a) / e) / f) / j) / n) / p)	—	1,122	107,043	—	958	74,991
Telefónica Móviles del Uruguay	k)	—	1,196	—	—	1,137	—
Other		—	2,147	8,040	—	5,958	9,554
		25,214	44,235	140,082	18,308	61,825	112,945
Total		25,214	50,025	141,866	18,308	63,240	115,400

Current assets
Cash and cash equivalents (Note 3)		25,214	—	—	18,308	—	—
Trade accounts receivable (Note 5)		—	50,025	—	—	63,240	—
Other assets (Note 11)		—	—	79,143	—	—	72,641
Non-current assets
Other assets (Note 11)		—	—	62,723	—	—	42,759

65

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		09.30.2025		12.31.2024
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Móveis Chile	k)	1,518	—	979	—
Telefónica Latinoamerica Holding	d)	1,223	—	—	1,199
Telefónica	d) / e) / m)	8,648	110,626	8,585	128,304
		11,389	110,626	9,564	129,503
Other Group companies
Telefonica Global Solutions Participações	d) / e) / f) / k)	59,885	318	31,843	318
Telefónica Compras Electrónica	g)	22,404	—	29,952	—
Telefónica Innovación Digital	h)	42,557	—	40,613	—
Telefónica Venezolana	d) / k)	10,633	1,684	12,310	1,961
Telefónica Global Solutions	e) / f) / j) / k)	35,327	—	55,623	—
Telxius Cable Brasil	d) / f)	65,755	1,572	50,965	1,572
Companhia AIX Participações	p)	2,867	67,077	2,691	80,549
Telefónica IoT & Big Data Tech	h)	29,969	—	31,315	—
Telefonica Ciberseguranca e Tecnologia Do Brasil	e)	76,062	—	111,819	—
FiBrasil Infraestrutura e Fibra Ótica	d) / f)	130,986	—	121,887	13
Other		32,531	459	47,487	561
		508,976	71,110	536,505	84,974
Total		520,365	181,736	546,069	214,477

Current liabilities
Trade accounts payable and other payables (Note 16)		520,365	—	546,069	—
Leases (Note 20)		—	24,782	—	24,335
Other liabilities (Note 22)		—	114,066	—	133,290
Non-current liabilities
Leases (Note 20)		—	42,295	—	56,214
Other liabilities (Note 22)		—	593	—	638

66

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

		Statement of income
		Nine-month period ended
		09.30.2025			09.30.2024
Companies	Type of transaction	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result
Parent Companies
Telefónica Móveis Chile	k)	2,278	(3,956)	12	1,858	(2,509)	7
Telefónica Latinoamerica Holding	d)	—	452	1,749	—	626	—
Telefónica	d) / e) / m)	—	(404,747)	33,613	230	(393,422)	(24,385)
		2,278	(408,251)	35,374	2,088	(395,305)	(24,378)
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / k) / j) / n)	4,436	(51,050)	—	4,345	(65,150)	(21)
Telefónica Innovación Digital	d) / h)	—	(179,747)	9,900	—	(171,347)	(15,926)
Telefônica factoring do Brasil	d) / o)	8	1,516	(2,331)	9	1,219	—
Telefónica Global Technology	e)	—	(53,855)	971	—	(56,040)	(1,561)
Telefónica Global Solutions	e) / f) / j) / k)	25,429	(67,277)	2,163	31,098	(64,474)	569
Telxius Cable Brasil	a) / d) / e) / f) / l)	4,619	(206,835)	4,196	5,927	(182,511)	(4,978)
Telefonica Cibersegurança e Tecnologia do Brasil	a) / d) / e) / n)	506	(198,620)	—	287	(194,044)	—
Companhia AIX Participações	a) / p)	92	—	(7,062)	33	—	(1,926)
Telefónica IoT & Big Data Tech	c) / d) / h)	—	(97,924)	5,781	—	(91,052)	(1,839)
FiBrasil Infraestrutura e Fibra Ótica	a) / d) / e) / f) / j) / n) / p)	5,393	(311,878)	8,430	6,308	(286,634)	8,444
Telefónica Móveis Argentina	k)	4,226	(2,603)	482	2,221	(4,753)	(399)
Telefónica Del Perú	k)	132	(268)	2	7,945	(3,178)	129
Other		3,730	(72,092)	(24)	5,785	(79,018)	(1,171)
		48,571	(1,240,633)	22,508	63,958	(1,196,982)	(18,679)
Total		50,849	(1,648,884)	57,882	66,046	(1,592,287)	(43,057)

28.b. Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the nine-month period ended September 30, 2025 and 2024 totaled R$60,443 and R$48,975, respectively. This includes R$30,702 (R$27,263 on September 30, 2024) for salaries, benefits and social charges and R$29,741 (R$21,712 on September 30, 2024) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses.

In the nine-month period ended September 30, 2025 and 2024, the Directors and Officers received no pension, retirement or similar benefits.

29. SHARE-BASED PAYMENT PLANS

Plan liabilities are recognized at the fair value of the cash-settled transaction. Fair value is measured initially and at each year-end date up to and including the settlement date, any change in fair value is recognized as employee benefit expense (Note 25.) in the statement of income. Fair value is recognized as an expense over the period to the acquisition date, with a corresponding liability.

The Company's parent company, Telefónica, maintains different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.

67

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The Company approved incentive plans (Performance Share Plan (“PSP VIVO”) via performance units, with cash settlement (“Plan”). Participants in the Plan will be entitled to the grant of a certain number of units representing one share issued by the Company (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full value of one Share, which will serve as a basis, taking into account the number of Units received, to determine the value of the incentive to be paid by the Company in cash to participants.

The details of these plans are the same as those disclosed in Note 30) Share-Based Compensation Plans, disclosed in the financial statements for the year ended December 31, 2024.

The cycles for plans in force on September 30, 2025 were:

Plans	Public (Officers and Employees)	Company shares potentially receivable
Talent for the Future Share Plan (“TFSP”) - global level	Senior Managers, Managers and Specialists
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	145 active executives	292,000
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	139 active executives	257,500
Cycle 2025-2027 (January 1, 2025 to December 31, 2027)	135 active executives	243,500
Performance Share Plan (“PSP”) – global level	Vice Presidents and Directors
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	94 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	869,550
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	112 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	987,326
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	121 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	1,017,043
Performance Share Plan (“PSP VIVO”) - local level	Vice Presidents and Directors
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	93 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	410,005
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	112 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	397,103
Cycle 2025-2027 (January 1, 2025 to December 31, 2027)	119 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	1,048,828

On September 30, 2025 and December 31, 2024, the consolidated liability balances of the share compensation plans were R$137,836 and R$126,019, respectively, including taxes.

68

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

30. PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by type are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2024, except for the distribution of surpluses carried out by the Sistel Social Security Foundation (“Sistel”), described below.

•	according to Ordinance No. 753 of the National Superintendence of Supplementary Pensions (“PREVIC”), published in the Official Gazette on August 20, 2025, Sistel approved the distribution of the PBS-A plan surpluses for 2022 and 2023, with the reversion of amounts to the sponsors and temporary additional income to beneficiaries. The Company's share of the distribution of these surpluses was calculated at R$107,077, with distributions scheduled in the form of 36 monthly payments, adjusted for inflation based on the plan's income . The consolidated accounting effects of this distribution were: R$107,077 in assets (surplus) of post-employment benefit plans (note 11); R$70,671 in other comprehensive income, net of taxes; and R$36,406 in income tax and social contribution payable (note 8.b); and
•	changes to the health plan for employees and retirees (Law No. 9656): the Company reviewed and made adjustments to the methodology used to calculate medical costs for active and retired employees (eligible under Law No. 9656), including a review of assumptions, such as: actuarial liability discount rates, aging factor (increase in the use of medical services during the period), take-up (percentage of terminated/retired employees eligible for the benefit under Law No. 9656). The consolidated accounting effects of these changes were: (i) R$105,841 in liabilities for pension plans and other post-employment benefits (note 22); (ii) R$24,223 in other comprehensive income (equity), net of taxes; (iii) R$13,178 in deferred income tax and social contribution (note 8.c) and; (iv) R$68,440 in general and administrative expenses (personnel expenses, charges and social benefits), (note 25).

69

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The changes in consolidated balances of the surplus and deficit plans were as follows:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balance on December 31, 2023	74,048	(1,077,083)	(1,003,035)
Current service cost	(867)	(12,516)	(13,383)
Net interest on net defined benefit liabilities/assets	5,042	(73,922)	(68,880)
Contributions and benefits paid by the employers	842	24,328	25,170
Distribution of reserves	(24,528)	—	(24,528)
Balance on September 30, 2024	54,537	(1,139,193)	(1,084,656)
Current service cost	(288)	(4,172)	(4,460)
Net interest on net defined benefit liabilities/assets	1,681	(24,641)	(22,960)
Contributions and benefits paid by the employers	(10)	172	162
Surplus Distribution – PBS-A Plan (gross amount)	114,852	—	114,852
Amounts recognized in OCI	1,314	439,275	440,589
Distribution of reserves	(15,040)	—	(15,040)
Balance on December 31, 2024	157,046	(728,559)	(571,513)
Current service cost	(714)	66,700	65,986
Net interest on net defined benefit liabilities/assets	(12,744)	(59,866)	(72,610)
Contributions and benefits paid by the employers	763	18,692	19,455
Surplus Distribution – PBS-A Plan (gross amount)	107,077	—	107,077
Other effects on other comprehensive income	—	37,400	37,400
Distribution of reserves	(59,208)	—	(59,208)
Balance on September 30, 2025	192,220	(665,633)	(473,413)

Balance on December 31, 2024
Current assets	73,314	—	73,314
Non-current assets	83,732	—	83,732
Current liabilities	—	(31,027)	(31,027)
Non-current liabilities	—	(697,532)	(697,532)

Balance on September 30, 2025
Current assets	85,622	—	85,622
Non-current assets	106,598	—	106,598
Current liabilities	—	(27,736)	(27,736)
Non-current liabilities	—	(637,897)	(637,897)

31. FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

31.a. Derivative transactions

The Company's derivative financial instruments are mainly intended to mitigate inflation risks on leases indexed to the IPCA, in addition to mitigating foreign exchange risks for liabilities in foreign currency. Derivative financial instruments are not used for speculation purposes.

70

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

Whilst these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to hedge accounting rules. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract in agreements with financial institutions may cause early liquidation of the contract.

On September 30, 2025 and December 31, 2024, the Company held no embedded derivatives contracts.

31.a.1. Fair value of derivative financial instruments

The valuation method for the fair value of financial liabilities (if applicable) and derivative financial instruments is the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

71

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, which do not usually require margin deposits.

	Company / Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Swap contracts
Assets position	1,084,509	899,522	117,378	104,300
Foreign Currency	776,559	594,886	14	7,782
US$(1)	547,263	493,087	14	6,526
EUR(1)	159,587	101,799	—	1,256
NDF US$(3)	69,709	—	—	—

Floating rate	258,301	259,259	3,647	2,938
CDI(1)	213,310	214,268	3,647	1,098
Euribor(4)	44,991	44,991	—	1,840

Inflation rates	49,649	45,377	113,717	93,580
IPCA(2)	49,649	45,377	113,717	93,580

Liabilities position	(1,084,509)	(899,522)	(136,816)	(98,205)
Floating rate	(801,490)	(685,254)	(132,606)	(97,353)
CDI(1)(2)	(801,490)	(685,254)	(132,606)	(97,353)

Fixed rate	(69,709)	—	(4,192)	—
NDF US$(3)	(69,709)	—	(4,192)	—

Foreign Currency	(213,310)	(214,268)	(18)	(852)
US$(1)	(166,500)	(214,268)	(3)	(852)
EUR(1)	(46,810)	—	(15)	—

	Long position		15,622	17,364
	Current		9,475	15,524
	Non-current		6,147	1,840

	Short position		(35,060)	(11,269)
	Current		(22,349)	(866)
	Non-current		(12,711)	(10,403)
	Amounts payable, net		(19,438)	6,095

(1)	Foreign currency swap (euro and CDI x euro) (R$112,777) and (US dollar and CDI x US dollar) (R$380,763) – swap transactions contracted with maturities up to November 19, 2025, with the objective of protecting against exchange rate variation risks of net amounts payable (book value of R$4443 payable and R$10,415 payable, respectively).
(2)	IPCA x CDI swap (R$49,649) – swap transactions contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$6,304 receivable).
(3)	Forward operations contracted (NDF dollar x R$) (R$69,709) – forward operations contracted with maturities up to December 11, 2025, with the objective of protecting against exchange rate variation risks of service contracts (book value of R$4192 payable).
(4)	Swap Euribor x CDI (R$44,991) – swap operations contracted with maturities in 2027 with the objective of protecting against the risk of Euribor variation (book value of R$6,692 payable).

Swaps maturing after September 30, 2025, are as follows:

72

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Company / Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 09.30.2025
IPCA x CDI	6,176	5,405	5,193	5,389	4,761	(20,620)	6,304
NDF US$ x Fixed rate	(4,192)	—	—	—	—	—	(4,192)
Foreign currency x CDI	(18,487)	—	—	—	—	—	(18,487)
CDI x Foreign Currency	3,629	—	—	—	—	—	3,629
Euribor x CDI	—	(6,692)	—	—	—	—	(6,692)
Total	(12,874)	(1,287)	5,193	5,389	4,761	(20,620)	(19,438)

The Company uses fair value hedge accounting for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt, whereby both derivatives and hedged risk are recognized at fair value.

In the quarters ended September 30, 2025 and 2024, derivative financial instruments generated negative and positive consolidated net results of R$102,327 and R$16,327, respectively (Note 27).

31.a.2. Sensitivity analysis of the Company's risk variables

Publicly-held companies are required to disclose sensitivity analyses for each type of market risk considered significant by Management, arising from financial instruments, to which the entity is exposed at the closing date, including derivative financial instruments.

Each financial instrument derivative transaction was assessed, and assumptions under a probable base scenario and a further two stressed scenarios that could adversely impact the Company.

For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, consistent with the CVM requirement, risk variables were stressed by 25% and 50%, respectively.

73

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure for each of the three scenarios on September 30, 2025:

		Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	82,643	103,304	123,965
Payables in EUR	Debt (appreciation risk EUR)	(83,733)	(104,666)	(125,600)
Receivables in EUR	Debt (depreciation risk EUR)	1,092	1,365	1,638
	Net Exposure	2	3	3

Hedge (assets position)	Derivatives (depreciation risk US$)	438,977	548,721	658,465
Payables in US$	Debt (appreciation risk US$)	(500,005)	(625,007)	(750,009)
Receivables in US$	Debt (depreciation risk US$)	60,760	75,950	91,141
	Net Exposure	(268)	(336)	(403)

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	38,484	48,105	57,726
Debt in IPCA	Debt (risk of increase in IPCA)	(38,484)	(48,105)	(57,726)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk Euribor)	6,692	8,364	12,547
Opex em US$	Opex (risk of increase in Euribor)	(6,692)	(8,364)	(12,547)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	18	21	24
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(32,180)	(40,225)	(48,270)
	Net Exposure	(32,162)	(40,204)	(48,246)

Total net exposure in each scenario		(32,428)	(40,537)	(48,646)

Net effect on changes in current fair value		—	(8,109)	(16,218)

The fair values shown in the table above are based on the portfolio position on September 30, 2025, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

For the calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

74

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The assumptions used by the Company for the sensitivity analysis on September 30, 2025, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.32	6.65	7.98
EUR	6.24	7.81	9.37
IPCA	5.11%	6.43%	7.76%
IGPM	2.82%	3.54%	4.26%
CDI	14.90%	18.63%	22.35%
Euribor	1.95%	2.45%	2.94%

31.b. Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; and (ii) in the absence of a principal market, in the most advantageous market for that asset or liability. The Company and or its subsidiaries must have access to the principal or most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their best economic interests.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset or selling it to another market participant that would also make the best use of the asset.

The Company and its subsidiaries use suitable valuation techniques for their circumstances and for which there is sufficient data to measure the fair value, which maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole: (i) Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities; (ii) Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and (iii) Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

For assets and liabilities recognized in the financial statements on a recurring basis, the Company and its subsidiaries determine whether transfers have occurred between levels of the hierarchy, reassessing the categorization (based on information at the lowest and most significant level for measuring the fair value as a whole) to each year end.

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. Both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

In the period/year ended September 30, 2025 and December 31, 2024, there were no transfers of fair value assessments between the aforementioned levels.

For fair value disclosure purposes, the Company and its subsidiaries have classified assets and liabilities based on the nature, characteristics, and risks of each item, as well as the level within the fair value hierarchy.

75

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

Below is the composition and classification of financial assets and liabilities of September 30, 2025 and December 31, 2024.

			Company
			Book value		Fair value
	Classification by category	Fair value hierarchy	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Financial Assets
Current
Cash and cash equivalents (Note 3.)	1		6,376,416	6,266,376	6,376,416	6,266,376
Trade accounts receivable (Note 5)	1		9,551,376	8,988,019	9,551,376	8,988,019
Derivative transactions (Note 31.a)	2	Level 2	9,475	15,524	9,475	15,524
Sale of real estate and other receivables (Note 11)	1		85,623	134,963	85,623	134,963
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		27	1,416	27	1,416
Related-party receivables (Note 11)	1		115,659	93,395	115,659	93,395

Non-current
Financial investments (Note 4)	1		33,081	42,408	33,081	42,408
Trade accounts receivable (Note 5)	1		99,826	335,066	99,826	335,066
Derivative transactions (Note 31.a)	3	Level 2	6,147	—	6,147	—
Sale of real estate and other receivables (Note 11)	1		106,547	120,354	106,547	120,354
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		45,009	45,009	45,009	45,009
Related-party receivables (Note 11)	1		62,648	42,689	62,648	42,689
Total financial assets			16,491,834	16,085,219	16,491,834	16,085,219

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,325,734	8,933,045	9,325,734	8,933,045
Loans and financing (Note 20.a)	1		243,835	193,374	243,835	193,374
Leases (Note 20.a)	2	Level 2	4,522,997	4,520,740	4,522,997	4,520,740
Debentures (Note 20.a)	1		68,848	1,695,214	68,848	1,695,214
Reverse split and split of shares (Note 23.a)	1		825,290	—	825,290	—
Derivative transactions (Note 31.a)	2	Level 2	17,238	866	17,238	866
Derivative transactions (Note 31.a)	3	Level 2	2,269	—	2,269	—
Liabilities with ANATEL (Note 22)	1		78,438	146,844	78,438	146,844
Reduction of capital of the Company (Note 22)	1		91,093	38,721	91,093	38,721
Amounts to be refunded to customers (Note 22)	1		96,895	124,398	96,895	124,398
Liabilities with related parties (Note 22)	1		121,176	133,741	121,176	133,741

Non-current
Loans and financing (Note 20.a)	1		1,274,529	1,255,958	1,274,529	1,255,958
Leases (Note 20.a)	2	Level 2	9,578,331	10,728,102	9,578,331	10,728,102
Debentures (Note 20.a)	1		2,000,000	2,000,000	2,000,000	2,000,000
Derivative transactions (Note 31.a)	2	Level 2	6,020	10,403	6,020	10,403
Liabilities with ANATEL (Note 22)	1		898,111	892,648	898,111	892,648
Liabilities with related parties (Note 22)	1		817	853	817	853
Total financial liabilities			29,151,621	30,674,907	29,151,621	30,674,907

76

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

			Consolidated
			Book value		Fair value
	Classification by category	Fair value hierarchy	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		6,796,561	6,691,098	6,796,561	6,691,098
Trade accounts receivable (Note 5)	1		10,045,839	9,471,592	10,045,839	9,471,592
Derivative transactions (Note 31.a)	2	Level 2	9,475	15,524	9,475	15,524
Sale of real estate and other receivables (Note 11)	1		85,623	134,963	85,623	134,963
Related-party receivables (Note 11)	1		79,143	72,641	79,143	72,641

Non-current
Financial investments (Note 4)	1		33,455	42,619	33,455	42,619
Trade accounts receivable (Note 5)	1		142,333	370,149	142,333	370,149
Derivative transactions (Note 31.a)	2	Level 2	6,147	1,840	6,147	1,840
Sale of real estate and other receivables (Note 11)	1		106,597	120,354	106,597	120,354
Related-party receivables (Note 11)	1		62,723	42,759	62,723	42,759
Total financial assets			17,367,896	16,963,539	17,367,896	16,963,539

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,531,745	9,230,624	9,531,745	9,230,624
Loans and financing (Note 20.a)	1		318,337	232,118	318,337	232,118
Leases (Note 20.a)	2	Level 2	4,523,973	4,520,626	4,523,973	4,520,626
Debentures (Note 20.a)	1		68,848	1,695,214	68,848	1,695,214
Reverse split and split of shares (Note 23.a)	1		825,290	—	825,290	—
Derivative transactions (Note 31.a)	2	Level 2	22,349	866	22,349	866
Liabilities with ANATEL (Note 22)	1		78,438	146,844	78,438	146,844
Reduction of capital of the Company (Note 22)	1		91,093	38,721	91,093	38,721
Amounts to be refunded to customers (Note 22)	1		101,493	126,867	101,493	126,867
Liabilities with related parties (Note 22)	1		114,066	133,290	114,066	133,290

Non-current
Loans and financing (Note 20.a)	1		1,590,815	1,572,592	1,590,815	1,572,592
Leases (Note 20.a)	2	Level 2	9,574,594	10,725,980	9,574,594	10,725,980
Debentures (Note 20.a)	1		2,000,000	2,000,000	2,000,000	2,000,000
Derivative transactions (Note 31.a)	2	Level 2	12,711	10,403	12,711	10,403
Liabilities with ANATEL (Note 22)	1		898,111	892,648	898,111	892,648
Liabilities with related parties (Note 22)	1		593	638	593	638
Total financial liabilities			29,752,456	31,327,431	29,752,456	31,327,431

Classification by category

(1)	Amortized cost
(2)	Measured at fair value through profit or loss
(3)	Measured at fair value through OCI

31.c. Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the period ended September 30, 2025, there were no changes in capital structure objectives, policies or processes.

77

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The Company includes in the net debt structure the balances of loans, financing, debentures, leases and other creditors and derivative financial instruments, less cash and equivalents cash and accounts receivable from credit rights (FIDC Vivo Money).

31.d. Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

31.d.1. Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company seeks to provide cover for the net balance of these assets and obligations (US$63,306 thousand and €13,235 thousand paid by September 30, 2025, and US$40,295 thousand, €15,988 thousand and £71 thousand paid by December 31, 2024) to mitigate its foreign exchange risks.

31.d.2. Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures linked to the CDI rate and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$6,733,450 and R$6,542,862 on September 30, 2025, and December 31, 2024, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

31.d.3. Liquidity Risk

Liquidity risk arises from the possibility that the Company may not having sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments to manage their liquidity.

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

In order to minimize liquidity risk and ensure compliance with obligations, the Company's cash investment policy prioritizes instruments indexed to the CDI (floating rate), with daily liquidity and counterparties whose credit rating and/or balance scorecard indicate low credit risk. In addition, the investment policy establishes diversification limits for counterparties, fortifying the Company's ability to honor its payment commitments.

31.d.4. Credit Risk

Credit risk arises from the possibility that the Company may incur losses resulting from difficulties in receiving invoiced amounts for the provision of services and sale of devices and equipment to its B2C and B2B customers and distributor network.

78

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The credit risk from accounts receivable is diversified and risk minimized by diligent control over the customer base and constant risk analysis. The Company monitors the level of accounts receivable and limits the risk of unpaid bills on an ongoing basis, negating access to its services if the invoice is overdue. For prepaid mobile customers there is no credit risk.

The credit risk from the sale of devices is managed by a conservative policy in granting credit, through modern management methods, which involve the application of credit scoring techniques, analysis of financial statements and information and consultation of commercial databases, in addition to the request for guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their financial investments, letters of guarantee received as collateral for certain transactions and amounts receivable from derivative financial instruments. The Company and its subsidiaries control the credit limit granted to each counterparty and diversify this exposure among top-tier financial institutions, in accordance with the current counterparty credit policy.

31.d.5. Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant high-risk assets and liabilities based on Management's judgment and following Telefónica corporate program guidelines.

On September 30, 2025, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

Management considers the insurance coverage to be sufficient to cover any potential claims.

32. SUPPLEMENTAL CASH FLOW INFORMATION

The consolidated cash flow financing activities for the nine months ended September 30, 2025, and 2024.

	Consolidated
		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2024	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of contracts	Business combination	Interim and unclaimed dividends and interest on equity	Balance on September 30, 2025
Interim dividends and interest on equity	2,237,090	—	(1,869,461)	—	—	—	—	1,904,393	2,272,022
Loans and financing	1,804,710	20,000	(321,288)	(50,976)	142,360	257,236	57,110	—	1,909,152
Leases	15,246,606	—	(2,497,580)	(1,327,258)	1,253,674	1,423,125	—	—	14,098,567
Debentures	3,695,214	—	(1,500,000)	(464,355)	337,989	—	—	—	2,068,848
Reverse split and split of shares	—	949,354	(124,064)	—	—	—	—	—	825,290
Return of capital to shareholders	38,721	—	(1,923,506)	—	—	—	—	1,975,878	91,093
Derivative financial instruments	(6,095)		(80,232)	(3,768)	109,533	—	—	—	19,438
Total	23,016,246	969,354	(8,316,131)	(1,846,357)	1,843,556	1,680,361	57,110	3,880,271	21,284,410

79

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
		Cash flows from financing activities	Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2023	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of contracts	Interim and unclaimed dividends and interest on equity	Balance on September 30, 2024
Interim dividends and interest on equity	2,247,884	—	(1,821,575)	—	—	—	1,570,199	1,996,508
Loans and financing	1,419,599	83,084	(346,195)	(13,746)	58,438	484,654	—	1,685,834
Leases	13,596,039	—	(2,151,962)	(1,153,390)	1,181,768	2,505,795	—	13,978,250
Debentures	3,721,589	—	—	(443,422)	309,766	—	—	3,587,933
Return of capital to shareholders	—	—	(1,442,860)	—	—	—	1,481,581	38,721
Derivative financial instruments	9,415	—	25,085	3,462	(20,624)	—	—	17,338
Total	20,994,526	83,084	(5,737,507)	(1,607,096)	1,529,348	2,990,449	3,051,780	21,304,584

33. CONTRACTUAL COMMITMENTS AND GUARANTEES

33.a. Contractual commitments

The Company has off-book contractual commitments arising from the purchase of goods and services, which mature on several dates, settled via monthly payments.

At September 30, 2025, the future nominal values over the entire contract periods were:

Periods	Consolidated
1 to 12 months	968,712
13 to 24 months	834,302
25 to 36 months	824,580
37 to 48 months	834,496
49 to 60 months	366,703
From 61 months	146,077
Total(1)	3,974,870

(1)	Includes R$1,175,656, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.

33.b. Guarantees

On September 30, 2025, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Consolidated
Insurance of guarantee(1)	30,199,602
Letters of guarantee(2)	10,006,960
Judicial deposits and garnishments (Note 10)	2,965,492
Property and equipment (Note 13.d)	11,327
Blocked financial investments – Legal proceedings (Note 4)	33,455
Total	43,216,836

(1)	Refer to amounts of insurance contracted to enable the continuity of the discussion of lawsuits (Note 19).
(2)	In the quarter ended March 31, 2025, R$4 billion was contracted in relation to the Self-Composition Agreement process for Adapting STFC Concession Contracts, Note 1.b.).

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Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

34. OTHER MATTERS

34.a. Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company or its business partners are unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it will may incur significant costs, which include investigation and remediation costs, indemnities, compensation, adjustment of conduct, fines, suspension of activities and other penalties, investments to improve facilities or change operations, in addition to damage to the Company's reputation in the market.

The identification of new relevant environmental issues, changes in assessment criteria by regulatory agencies, more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. Pursuant to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

Climate change poses a number of potential systemic risks (environmental, financial and socioeconomic) to telecommunications operators from both a regulatory and physical perspective. Increased intensity and frequency of extreme events, such as precipitation, cyclones, floods, fires and heat waves, may damage, suspend or interrupt the Company’s transmission operations for an indefinite period. Should a succession of extreme weather events occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.

In a quantitative analysis, it is noted that the increase in temperature directly affects the operating conditions of the Company's network equipment, which can cause failures, accelerated wear and loss of assets and, therefore, increase the probability of service interruptions, generating reputational and financial risks. For this reason, cooling the equipment is essential to ensure the proper operation of the Company. In more serious cases, the risk of fires can also increase. As a result, global warming can increase demands for cooling and energy use, increasing our operating costs.

The telecommunications sector is not particularly dependent on fossil fuels, but it is dependent on electricity consumption for its networks, so variations in electricity prices are sensitive to the sector and can have a significant impact on the Company's operating expenses related to energy. The estimated economic impact of this risk classifies it as substantive, on the horizon of 2030.

To manage climate risks, the Company performs diagnostics on physical and transition risks, promotes energy efficiency programs and renewable energy and distributed energy generation plans, in addition to having a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC”), which is responsible for ensuring that the company is prepared to face unforeseen events, minimize impacts and maintain the continuity of operations in adverse situations.

34.b. Compliance

The Company is subject to compliance with Brazilian legislation related to combating corruption, in particular Law No. 12,846/2013 and Decree No. 11,129/2022, as well as foreign legislation in the jurisdictions in which it operates as a securities issuer and securities, more specifically the US Foreign Corrupt Practice Act (FCPA) of 1977.

Violations of legislation aimed at combating corruption may result in financial penalties, damage to reputation and other legal consequences that may negatively affect the Company's activities, the results of its operations or its financial condition.

81

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Nine-month period ended September 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

The Company has internal policies and procedures designed to prevent, detect and remedy non-compliance with these laws by the Company's directors, officers, partners, executives, representatives and service providers and develops and implements initiatives to ensure continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees operations based on ethics, transparency and respect for applicable laws and regulations.

As a result of its commitment to maintaining a robust Compliance Program, the Company has obtained the DSC 10,000 certification annually since 2020, currently valid until December 12, 2025. In 2023, it was recognized as a Pro-Ethics company, an initiative of the Comptroller General's Office ("CGU") and the Ethos Institute to encourage the voluntary adoption of integrity measures by companies and, thus, recognize those committed to implementing actions aimed at preventing, detecting, and remediating acts of corruption and fraud. In 2024, it received the award for best Compliance Department in the Telecom and Technology sector from the Leaders League Compliance Summit & Awards Brazil, and in 2025, it was recognized as "Compliance Program of the Year."

35. SUBSEQUENT EVENTS

35.a. Corporate Reorganization of Investees - VivaE and Vivo Ventures

On October 6, 2025, the Company informed its shareholders and the market in general that, on the same date, it had concluded a corporate reorganization involving its stake in VivaE Educação Digital S.A. (“VivaE” and “Transaction”), a company jointly owned by the Company and Ânima Holding S.A. The Transaction consisted of the contribution of all of the shares of VivaE owned by the Company to the Vivo Ventures Fundo de Investimento em Participações Multiestratégia Investimento no Exterior – Responsabilidade Limitada fund (“Vivo Ventures”), being the purchase consideration for part of the shares already subscribed by the Company in the fund, being a contribution of R$17,375, as determined by an independent appraisal performed by a specialized company. Vivo Ventures is a private equity investment fund held by the Company, as a majority shareholder, together with Telefónica Open Innovation, S.L.

Following the Transaction, VivaE entered into a business combination agreement with Ada Tecnologia e Educação S.A. ("Ada"), a company specializing in providing services and developing solutions for teaching programming and technology in the B2B business, thus enabling VivaE and Ada to generate synergies and forge closer strategic partnerships in this business. Completion of the business combination between VivaE and Ada is subject to certain conditions precedent, including obtaining applicable antitrust approval.

35.b. Declaration of Interest on Equity

At a meeting held on October 14, 2025, the Company's Board of Directors approved a proposal for distribution of interest on equity ("JSCP"), in accordance with Article 26 of the Company's Bylaws, Article 9 of Law No. 9,249/1995, and CVM Resolution No. 143/2022, in the gross amount of R$380,000, equivalent to R$0.11856605026 per common share, corresponding to a net amount of income tax withheld at source of R$323,000, equivalent to R$0.10078114272 per common share, determined based on the balance sheet as of September 30, 2025.

As provided for in Article 26 of the Company's Bylaws, the interest distribution will be treated as a prepayment to the mandatory dividend for the year ending December 31, 2025. ad referendum of the Annual General Shareholders' Meeting to be held in 2026.

This distribution will be paid by April 30, 2026, on a date to be determined by the Company's Board of Directors, and will be credited individually to each shareholder, based on the shareholding position recorded in the Company's records at the end of October 27, 2025.

The IOE per share amounts may be adjusted considering the Company's shareholder base to be verified on October 27, 2025, due to any share acquisitions under the Company's current Share Buyback Program.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 7, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director